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REGISTRANT'S NAME Johnson Electric Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 15 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2416 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 7/14/04



Johnson Electric Holdings Limited

Annual Report 2004

JOHNSON ELECTRIC Vision

We are the growth company in motors

and related businesses.

Come grow with us.

Being the motor industry's *growth* leader, Johnson Electric creates significant benefits for all of its stakeholders.

- Customers will have improved value and assurance of supply globally.

- Employees will have the opportunity to learn and *grow* professionally. Hiring of talented new employees will be enhanced because growth is a sought after attribute of preferred employers.

- Suppliers of materials and services will also directly benefit from Johnson Electric's *growth*. Increased component volumes and new products will improve the efficiency, profits and stability of the best companies in Johnson Electric's supply chain.

- In combination, the broad range of *growth* related benefits, ultimately provides superior returns to Johnson Electric's shareholders.

JOHNSON ELECTRIC'S **BRAND PROMISE**

Johnson Electric **is the most reliable partner**

Johnson Electric is responsive and flexible; and has the financial stability and organizational integrity to meet all of our commitments and to support our customer's success. Motor reliability and assurance of supply are our commitment.

Johnson Electric **delivers the best total cost solution**

Johnson Electric's best total cost solution is delivered by a combination of : competitive pricing, on-time product development, built-in quality and reliability, that only an industry leader can provide.

CORPORATE PROFILE

Johnson Electric is the motor industry's **growth leader**. Established in 1959, Johnson Electric has shipped over 5 billion motors to more than thirty countries in over one hundred different motor applications and has a capacity of producing over 3 million motors a day (1 billion annually).

The organization is structured into 3 business groups, the Commercial Motors Group (CMG), the Automotive Motors Group (AMG) and the Components & Services Group (C&S). All business groups are supported by corporate functional departments including engineering, finance, supply chain services, quality assurance, human resources, sales and strategic marketing.

Johnson Electric's **goal** is the **creation of shareholder and customer value**. The focus of the Group's business strategy is on **working with its customers** to produce motors that meet or exceed the expectations of product end-users in an efficient and effective manner.

Johnson Electric's principal financial objective is to maximize long-term cash flows by investing in markets and product segments that offer **superior growth prospects** and where the Group can leverage its substantial resources and competencies.

Johnson Electric employs over 32,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, Italy, China, Japan and the USA.

Listed on the Hong Kong Stock Exchange since 1984, Johnson Electric is a constituent stock of the Hang Seng Index. It is also a constituent stock of the Morgan Stanley Capital International Index and has a sponsored American Depository Receipt Program in the United States through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Wang Koo Yik Chun
Honorary Chairman
Patrick Wang Shui Chung *JP*
Chairman & Chief Executive
Winnie Wang Wing Yee
Vice-Chairman
Richard Wang Li-Chung
Executive Director
\# Peter Stuart Allenby Edwards
\# Patrick Blackwell Paul
\# Peter John Wrangham
\# Arkadi Kuhlmann
\# Oscar De Paula Bernardes Neto
* Peter Wang Kin Chung
\# Michael John Enright

* *Non-Executive Director*
\# *Independent Non-executive Director*

Company Secretary

Susan Yip Chee Lan

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel: (852) 2663 6688
Fax: (852) 2897 2054
Website:
http://www.johnsonelectric.com

Auditors

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR:10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts.

Stock Code

The Stock Exchange of Hong Kong Limited	: 179
Bloomberg	: 179 HK
Reuters	: 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
16th July 2004 – 20th July 2004

Annual General Meeting

20th July 2004

Dividends (per share)

Interim Dividend	: 4.5 HK cents
Paid on	: 5th January 2004
Final Dividend	: 9 HK cents
Payable on	: 23rd July 2004

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2004

	2004 US$M	2003 US$M	Percent increase/ (decrease)
Turnover	**1,051**	955	10
Profit before taxation	**135**	174	(23)
Profit attributable to shareholders	**117**	149	(22)
Capital expenditures	**51**	53	(4)
Shareholders' funds	**734**	666	10
Earnings per share (US cents)	**3.17**	4.07	(22)
Dividend per share (US cents)	**1.73**	1.66	4

TURNOVER

A compound annual growth rate of 18.1 percent.


US$M
1100
1000
900
800
700
600
500
400
300
200
100
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of 14.1 percent.


US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2004

	2004 US$M	%	2003 US$M	%
Automotive Components	**662**	**63**	606	63
Home Appliances	**147**	**14**	125	13
Power Tools	**109**	**10**	105	11
Business Equipment/Personal Products	**97**	**9**	90	10
Audio-Visual	**36**	**4**	29	3
Total	**1,051**	**100**	955	100



2004



2003


Automotive Components
Home Appliances
Power Tools
Business Equipment/Personal Products
Audio-Visual

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2004

	2004 US$M	%	2003 US$M	%
Europe	**423**	**40**	371	39
America	**311**	**30**	299	31
Asia	**317**	**30**	285	30
Total	**1,051**	**100**	955	100



2004



2003


Europe
America
Asia

Note: Certain comparative figures of sales by geographic destination have been reclassified to conform with the current year's presentation.

A MESSAGE FROM PATRICK WANG

To Our Shareholders,

The 2004 financial year was a difficult one for Johnson Electric. We had to deal with a global economic environment for manufacturing businesses that remained sluggish for much of the year and in most instances did not see a consistent upward trend until the second half. We also faced quite unprecedented increases in global commodity prices that put pressure on our input costs and hence profit margins.

On the positive side, despite these challenging market conditions, the Group achieved double digit sales growth and passed the US$1 billion sales mark for the first time in its history. We continued to demonstrate our strong cash generation abilities with an 11% increase in net operating cash flow. And we are taking action to continue to strengthen our long-term competitive position – implementing a number of restructuring initiatives in our overseas manufacturing operations, improving asset productivity, and investing in people and business systems to sustain long term growth.

Nonetheless, the bottom line results were unsatisfactory and profitability levels fell well short of our objectives at the start of the year. We had relatively limited room for manoeuvre in the face of the extraordinarily rapid increase in copper and steel prices during the latter months of the financial year. Management is consequently working hard to drive performance back to more acceptable levels for the current year. The early signs of these efforts are reasonably encouraging – but there remains plenty of work to do.

Summary of 2003/04 Results

- For the financial year ended 31st March 2004, total sales were a record US$1,051 million, up 10% compared to the 2003 financial year

- Excluding plant restructuring charges and provisions, profit attributable to shareholders was US$133 million, a decrease of 11%

- Net earnings after plant restructuring charges and provisions declined 22% to US$117 million or 3.17 US cents per share

- Notwithstanding the decline in net earnings, net operating cash flow increased 11% to a record US$184 million

- Johnson Electric's underlying financial position remains exceptionally strong and, taking into account cash and cash equivalents of US$247 million, the Group is substantively debt free

Dividends

The Board has recommended a final dividend of 1.15 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.73 US cents per share – an increase of 4% over the 2003 financial year.

Operating Environment in 2003/04

Johnson Electric's sales during the first months of the 2003/04 financial year continued to feel the effects of a comparatively weak global economy, with mixed and somewhat hesitant patterns of demand. Trading conditions, however, picked up in the second half as both global industrial output and customer inventories reflected higher end-user confidence levels. The Group derives approximately 40% of its sales from European markets and therefore sales also benefited from a stronger Euro currency compared to the US dollar (though at the same time certain operating expenses denominated in Euros also rose in US dollar terms).

As a result, the Group achieved sales growth of almost 15% in the second half compared to the same period last year – and marking a significant improvement over the 5% increase recorded in the first six months of the financial year.

The Commercial Motors Group ("CMG"), in particular, achieved strong sales growth of over 20% in the second half of the year compared to a flat performance in the first half. The division's total sales for the year amounted to US$389 million, an increase of 12% over the prior year.

All CMG business units achieved positive sales increases, with the strongest performance coming from home appliance applications which continue to gain market share through new product introductions and new customers. Sales to the power tools sector were affected by excess inventories in certain distribution channels in the first half but nonetheless recorded a modest overall improvement compared to the prior year. Business equipment and personal care products achieved satisfactory growth in relatively mature markets where price competition tends to be greater. The audio-visual sector, presently the smallest of CMG's businesses, also continued to expand its motor product line to focus on higher-end products and delivered healthy double-digit increases in sales volume and value. Recent acquisitions of the equity interests not already owned by Johnson Electric in the former Nidec Johnson Electric joint venture and in Nihon Mini Motor have provided the Group with a much larger consolidated sales platform from which to grow in the audio-visual motor sector in the coming years.

The Automotive Motors Group ("AMG"), which contributes approximately 60% of the Group's sales, recorded a 9% increase in total revenue to US$662 million. AMG motor and motor system products are generally less sensitive to short-term economic fluctuations and depend more on the timing and success of our new product programs, customer outsourcing decisions, and on the life-cycle of particular vehicle models. The AMG division consequently experienced a modest improvement in sales growth in the second half of the year compared to the first half.

In Europe, all of AMG's business units achieved double-digit sales growth as a result of both a stronger Euro currency and Johnson Electric's comparatively high market share among several of the top performing car brands in these markets. The performance of AMG in North America, on the other hand, was weaker with a slight decline in year-on-year sales recorded.

Raw Material and Operating Expenditure Increases

Steel and copper are two of the major raw materials used in small precision motors and Johnson Electric inevitably felt the effects of price increases in these commodities, especially during the second half of year when global market prices escalated dramatically. For the year as a whole, the company's weighted average cost of steel increased by over 30%, and the average London spot price of copper increased by approximately 29%. Higher raw material costs were therefore a key factor in the decline in the Group's gross margin from 32.5% to 29.8%.

Selling, General and Administration expenses ("SG&A") also increased disproportionally to sales growth. Part of this increase was due to sharply higher international freight and shipping costs, as well as the translation of Euro-dominated expenses for US dollar reporting. For the most part, however, higher overhead expenses reflected the company's recent investments in people and technology to support the Group's long-term growth objectives. With a business that now exceeds US$1 billion in revenue and continues to expand, management believes that these types of investment are essential in order to maintain the company's growth trajectory.

The Group is now much better positioned to benefit from improved operating leverage as the global recovery continues and sales levels increase. Nevertheless, the imperative to improve operating profitability for the 2004/05 financial year is resulting in an aggressive CEO-led review of SG&A expenses to ensure that these properly reflect the needs of the business today and are scaleable for the rate of growth anticipated in the coming years.

Overseas Plant Restructuring to Improve Long-Term Cost Position

During the year, Johnson Electric accelerated its strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace. The company completed the closure of its manufacturing plant in Thailand and research and development centre in Germany. Actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico.

The plant closure and restructuring initiatives essentially involve the relocation of certain production activities to lower cost manufacturing locations – primarily to the company's large scale and vertically integrated manufacturing complex in Guangdong Province, China. In the case of research and development and other technical/sales support functions located in overseas end-markets, the Group is increasingly consolidating these into fewer strategic locations in order to achieve greater operating efficiencies and flexibility. In most cases, the near-term cash outflow associated with these restructuring initiatives is expected to be recovered within two years through profitability and revenue improvements.

Overall Impact on Profitability

The combined effects of higher raw material costs, investments in building a more sustainable operating platform, and restructuring charges reduced profit margins for the Group. Taking into account the US$16 million after tax non-recurring charge for closure costs incurred and provisions for further restructuring expenses, net profit attributable to shareholders decreased by 22% to US$117 million.

Positioning the Business for Continued Growth and Value Creation

Notwithstanding the relatively tough operating conditions of the past twelve months, Johnson Electric remains exceptionally well positioned to maintain its leadership in the small motor and motor systems industry.

As global customers search for the right solutions in terms of quality, price and responsiveness, they are increasingly looking to China to serve their supply chain needs. In China, we are confident that no other company can provide large-scale, globally-oriented, flexible motor solutions comparable to those offered by Johnson Electric.

For us, the challenge is meeting that demand in a manner that makes our customers successful and creates attractive returns for our shareholders over the long term. Our growth strategy is therefore to drive continuous improvements in our operations, to penetrate new market segments that offer above average prospects of profitable growth, and to invest in the right people to sustain high performance levels.

Underlying demand for motor applications across a wide range of end markets remains robust. This fact, combined with the ongoing shift towards outsourcing and lower cost country sourcing for motors, provides the Group with a healthy foundation for organic growth.

Consistent with our previously articulated strategy on corporate development, we aim to supplement our organic growth with selective investments and acquisitions. The key criteria for any such investment is that it must fit logically with Johnson Electric's existing activities or capabilities, that it can be managed effectively, and that it is reasonably priced.

The Group's two most recent acquisitions reflect this prudent approach. In March 2004, Johnson Electric acquired Nidec Corporation's 50% stake in the Nidec Johnson Electric audio-visual motor joint venture after it was agreed that the timing was now right for one of the joint venture partners to take over the future development of the business. In April 2004, after the financial year end, it was also announced that the Group had agreed to acquire the remaining equity that it did not already own in Nihon Mini Motor, a leading motor supplier to the digital camera market. Johnson Electric originally acquired a 49% interest in Nihon Mini Motor from Mitsubishi Materials in April 2003.

In addition to these transactions, we have established two new businesses under the Johnson Electric umbrella that are presently exploring new growth opportunities in adjacent areas that we believe complement our overall strategy and skills in relation to manufacturing and sourcing components in China. Johnson Electric Trading Limited functions as a China sourcing platform for selected motor and motor-related products and components that are not currently manufactured within the Group. Johnson Electric Capital Limited is the Group's vehicle for exploring direct investment opportunities in component businesses that are adjacent to small motors in terms of manufacturing process, distribution channel, or customer profile.

Current Performance and Outlook

The current trading performance of the Group is satisfactory and, taking into account the consolidation of Nihon Mini Motor, we presently anticipate a low double digit percentage increase in sales for the current financial year.

The CMG division is expected to grow at a faster rate than AMG due partly to the timing of new product introductions and partly to recent acquisitions and investments in the audio-visual motor sector.

As noted above, increases in raw material costs, especially towards the end of the 2003/04 financial year, have put pressure on gross margins with current input costs continuing to be above the average for the prior year. While the company cannot be entirely insulated from commodity price movements, intensive efforts are being taken to minimize their impact. This has included a policy of increasing product prices depending on material content. Subject to the traction we gain through these pricing strategies, as well as the effective execution of recently announced restructuring initiatives, we are cautiously optimistic that a modest improvement in gross margins can be achieved in the current financial year.

It should also be noted that several of our overseas restructuring initiatives associated with acquisitions typically extend over a period of time and we anticipate additional charges, of both a cash and non-cash nature, related to this long-term business improvement strategy in the future.

Overall, I am very encouraged by the commitment of our people to delivering disciplined growth and high performance. Over the past five years we have effectively tripled the size of the company and firmly established Johnson Electric as a true global leader in our industry. We have a strong pipeline of new product introductions, clearly defined go-to-market strategies, and an unparalleled model for delivering the motor solutions our customers need. Johnson Electric remains well positioned for long-term cash flow generation and value creation.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 7th June 2004

BUSINESS REVIEW

OVERVIEW

During the 2003 / 04 financial year, demand for Johnson Electric's range of motors and motor system products in many ways reflected the underlying global economic environment. For the first months of the year, macro economic indicators were comparatively weak and a high degree of market uncertainty existed in the wake of the war in Iraq and SARS. Trading conditions, however, improved markedly in the second half with global manufacturing output levels increasing and the global economy displaying clear signs of recovery.

After growing 5% in the first half of the year, Group sales increased by almost 15% in the second half – resulting in an overall year-on-year sales increase of 10% to US$1,051 million.

On a geographical basis, the sales picture was also mixed. Group sales to Europe were US$423 million (40% of total sales) growing by over 14%. Sales to the Americas were US$311 million (30% of total sales), an increase of 4%, and sales to the Asia were US$317 million (30% of total sales) an increase of 11%.

DIVISIONAL SALES PERFORMANCE

We manage our business according to customer-focused business units which are grouped under two main operating divisions: Automotive Motors Group ("AMG") and Commercial Motors Group ("CMG").

AUTOMOTIVE MOTORS GROUP

AMG sales to the automotive components sector increased 9% to a record level of US$662 million, accounting for 63% of total sales.

Body Climate

Windowlift regulators *Seat adjusters* *HVAC blowers*

Body Climate Business Unit sales increased 7% over the previous year due to both the strong Euro and product mix changes. While overall unit volumes were essentially flat, higher-priced brushless motors more than doubled in sales. With the complete consolidation of Brushless Technology Motors S.r.l. (BTM) into this business unit, significant activity was focused on cost reduction of this former joint venture's brushless motors to offset market pricing pressure.

Body Instruments

Doorlock actuators *Windshield washer pumps* *Head lamp adjusters*
Mirror adjusters *HVAC flap actuators* *Head lamp washers*

Sales of the Body Instruments Business Unit increased by 9% to US$138 million on unit volumes which were up by 2%. Changes in product mix, a delay to the launch of a new program, and slower vehicle application rates for window flap regulators resulted in lower than expected unit volumes. These lower unit sales were partially offset by exchange rate gains.

Powertrain Cooling

Cooling fan modules *Cooling fan motors* *Electronic speed controllers*

Sales of the Powertrain Cooling Business Unit increased by 18% to US$233 million year over year due primarily to the strong Euro currency. Unit volumes were down due to weaker overall European vehicle sales and volume reductions at Fiat.

Ongoing relocation to China of global motor manufacturing activities is set to enhance the medium term competitiveness of our product offering in this business unit. Near term overhead costs, however, were negatively impacted by the temporary duplication of infrastructure as production in China is ramped-up. These transitional costs will be eliminated once the relocation project nears completion.

During the course of the fiscal year, significant new vehicle program wins have also established the foundations for strong sales growth in the coming years.

Powertrain Management

Fuel pumps | *Electronic throttle controls* | *Air pumps*

Powertrain Management Business Unit sales increased by 12% over the previous year to US$48 million for the fuel system and engine management products. Unit volumes increased by 9%. The increased penetration of electronic throttle control in European vehicles offset the reductions in fuel pump application sales in the relatively weak North American vehicle market. The launch of new air pump applications also fueled growth which is expected to continue into the next fiscal year.

Chassis Braking

Anti-lock braking systems pumps | *Engine starters* | *Windshield wipers*
Transfer case actuators | *Electric parking brakes* | *Rear windshield wipers*

The North American-based Chassis Braking Business Unit sales experienced a 2% year-on-year decline in sales to US$123 million. Lower ABS pump motor sales resulted from reduced vehicle sales in North America and production volume lost at a customer facility, which was seriously damaged in a storm earlier in the year. Lower than expected program launch volumes for new transfer case actuators also reduced overall sales. Stronger starter motor sales for the lawn and garden industry, however, helped to offset these reductions. Production relocation to China of starter motors was launched with a first series of models produced late in the fiscal year.

Shanghai Ri Yong – JEA Gate Electric Co. Ltd. – Joint Venture

Cooling fan modules | *HVAC blowers*

Sales of the 50% owned Shanghai Ri Yong – JEA Gate Electric Co. Ltd. joint venture increased 42% due to the exceptional growth in vehicle sales in the mainland China automotive market. The joint venture's profitability also improved due to the increase in unit volumes and related efficiency gains.

COMMERCIAL MOTORS GROUP

CMG achieved strong sales growth of almost 25% in the second half of the year compared to a flat performance in the first half. For the full year CMG's sales increased over 12% to a record level of US$389 million, accounting for 37% of total Group sales.

Home Appliances

Floor care products | *Can openers* | *Electric knives*
Blenders | *Juice extractors* | *Slicers*
Mixers | *Grinders* | *Coffee makers*
Fans | *Vacuum sealers* | *Dish washer actuators*

Sales increased 18% to a record level of US$147 million, on unit volume growth of 14%. All major products within the Home Appliance Business Unit continued to make positive progress during the year, with particularly strong sales growth experienced for blender and fan motor products. A series of new products for the white goods market was also successfully launched and this segment represents a significant growth opportunity in the coming years.

Power Tools

Drills | *Screw drivers* | *Heat guns*
Gardening tools | *Rotary sanders* | *Machines actuators*
Hand vacuums | *Bilge pumps* | *Ratchet wrench*
Saws systems | *Angle grinders* | *Auto polishers*

Sales increased over 4% to US$109 million, with unit volume down 5%. This was driven by the sales of larger motors with higher average selling prices primarily in gardening tools and saws. Other initiatives included the launch of a range of motors targeted at professional grade power tools, as well as new gardening tool motor applications such as hedge clippers, leaf blowers and weed trimmers. Efforts to grow sales to the lawn and garden segment are continuing as its peak buying season is opposite to that of power tools.

Business Equipment and Personal Products

Business Equipment

Printer products | *Joysticks* | *Shredders*
Gear box products | *Paper cutters* | *Projectors*
Copiers | *Scanners* | *Bill validators*

Personal Products

Hair dryers | *Massagers* | *Liquid dispensers*
Toys | *Tooth brushes* | *Blood pressure pumps*
Hair trimmer/Hair curlers | *Shavers* | *Aquarium products*

Sales to the Business Equipment and Personal Products sectors combined, increased 8% to US$97 million, with all major product areas achieving growth. Unit volumes increased by 18%. For printer motor products, the largest sales contributor to this business unit, we continue to work closely with key customers to develop new motor control technologies to support new generations of printers.

Audio-Visual

CD-ROM applications | *DVD product applications* | *Game controllers*

Sales increased by 24% to US$36 million, with unit volume growth of 38%. The business strategy has focused on higher-end applications where price pressure in this sector tends to be less. In March 2004, Johnson Electric acquired Nidec Corporation's 50% stake in the Nidec Johnson Electric joint venture.

Nihon Mini Motor

Johnson Electric originally acquired a 49% interest in Nihon Mini Motor in April 2003. It is a leading motor supplier to the fast growing digital camera market and has recently launched a new series of stepper micromotors that are smaller and more powerful than any others currently offered in the marketplace.

Integration with the Johnson Electric Group has been progressing smoothly and in April 2004, after the financial year end, it was agreed that the Group would acquire the remaining shares in Nihon Mini Motor that it did not already own.

QUALITY AND RELIABILITY

Johnson Electric constantly drives for improvements in quality and reliability and its systems and processes in these areas were further enhanced during the course of 2003/04.

All of Johnson Electric's facilities worldwide remain ISO 9001:2000 certified for commercial business and passed the certification audit of TS-16949 standard for automotive businesses. This upgrading will ensure Johnson Electric's continued commitment to high quality products and customer success.

Application Based Reliability ("ABR") test facilities are also being added to our comprehensive reliability monitoring program in the product development and qualification stages. Its purpose is to identify potential design improvement opportunities at earlier stages in the development and fabrication process. The ABR program is also backed by the use of Highly Accelerated Life Tests.

Our comprehensive Johnson Continuous Improvement Program ("JCIP") covers the deployment of various business improvement tools such as Total Cycle Time Reduction (TCT), Gemba Kaizen and Six Sigma. In particular, significant progress in the deployment of Gemba Kaizen programs has been achieved over the course of the past year. This has resulted in reductions in materials inventory, reduction in capital expenditures, reduction in manufacturing lead-times, improvements in production space utilization and overall improvements in productivity. These improvement programs will continue as key initiatives in the coming years to enhance Johnson Electric's operational competitiveness.

INVESTING IN PEOPLE

At financial year-end, Johnson Electric Group employed approximately 32,000 people globally.

Simplify, Standardize and Globalize

We made a commitment to Simplify, Standardize and Globalize (SS&G) our people processes across all regions, and we have successfully delivered. With the exception of where local legislation and employment practices need to prevail, our people processes, such as hiring, selection and performance management are now aligned and virtually identical across all regions.

Leadership Competencies

Following our development of a set of Johnson Electric leadership (behavioral) competencies, we have built, or re-engineered as appropriate, the Group's people processes around these leadership competencies. Our key people processes include recruitment and selection, management succession, performance management, leadership development and people calibration.

Performance Management Process

In order to achieve the Group's objectives as a high performance organization, it is essential to review and upgrade the caliber of people on a continuing basis. In the Johnson Electric context, performance is measured according to a blend of "hard" achievements (typically quantitative) and "soft" achievements (typically related to leadership style and people development). The Performance Management Process (PMP) identifies both top performers and underperformers across the organization and helps determine the training needs and career path of these individuals.

Learning Organization

The Group has developed a specially-tailored leadership program for developing younger managers that we have termed the "JENESIS" program. Several dozen emerging talents have already participated in the program – and a number of these individuals have been accelerated into more challenging corporate assignments.

A broader management curriculum is also being rolled out through "Johnson University" which was established in 1998 and now has seven colleges. The JU Master of Science (M.Sc.) degree in motor engineering is among the first in our industry.

Responsible Corporate Citizen

The pilot program for our safety initiative (Safety Is Job One) launched in Johnson City in Shajing, China, a year ago has successfully reduced the lost time accident frequency in our Components and Services (C&S) group by over 50%. The initiative is being rolled out to the rest of the business units in China.

As part of our long-standing commitment to continuously improve our Environmental Heath & Safety standards (and also in response to customer requirements), we have continued to maintain and, where applicable, secure ISO 14001 and OHSAS 18001 registrations in our various manufacturing and assembly sites around the world.

FINANCIAL REVIEW

OVERVIEW

The Group reported profit attributable to shareholders of US$116.6 million, or 3.17 US cents per share for the year ended 31st March 2004, compared to profit attributable to shareholders of US$149.4 million or 4.07 US cents per share in 2002/03.

Profit attributable to shareholders for the year included pre-tax restructuring costs / provisions of US$21.3 million (US$16.0 million net of tax). Excluding the impact of such costs / provisions, profit attributable to shareholders was US$132.6 million, a decrease of 11.3%.

In March 2004, Johnson Electric acquired Nidec Corporation's 50% stake in the Nidec Johnson Electric audio-visual motor joint venture after it was agreed that the timing was now right for one of the joint venture partners to take over the future development of the business. In April 2004, after the financial year end, it was also announced that the Group had agreed to acquire the remaining 51% of the equity that it did not already own in Nihon Mini Motor, a leading motor supplier to the digital camera market. Johnson Electric originally acquired a 49% interest in Nihon Mini Motor from Mitsubishi Materials in April 2003.

TOTAL SHAREHOLDER RETURN (TSR)

For the financial year ended 31st March 2004, the Group achieved a TSR of -1%, compared to 62% for the Dow Jones World Electric Component and Equipment Index ("DJWECI"), which is a representative benchmark index of global industry peers.

For the prior years 2003, 2002, 2001 and 2000, Johnson Electric's TSR was -22%, -12%, -6% and 146% respectively, compared to -31%, -17%, -44% and 74% achieved by DJWECI in US dollar terms.

Over the past five years, the compound annual average TSR of Johnson Electric was 10%, compared to -2% achieved by DJWECI.


Total Shareholder Return
Indexed to 31st March 2000=100
100
80
60
40
20
0
00
01
02
03
04
Johnson Electric
DJWECI

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

In relation to the business units based in Hong Kong / China, the major revenue generating currencies continue to be the US dollar, Euro and Japanese Yen; whereas the major currencies in purchase commitments are the US dollar, Hong Kong dollar and Japanese Yen. Aside from the US dollar and Hong Kong dollar which is pegged to the US dollar, material open foreign exchange exposures are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts normally have a duration of less than 3 months. For the year to 31st March 2004, of the micromotor sales from Hong Kong / China, 84% were in US dollars; 12% in Euro for certain sales to Europe; and 4% in Japanese Yen for certain sales to Japan.

The Body Climate and Powertrain Cooling business units, having sales of US$353 million representing 34% of the Group's total sales in the year under review, are mainly European-based businesses with revenue and costs essentially in Euro. Hence, their exposure to the US dollar is limited to the net position. In the case of Chassis Braking based in North America, the revenue and costs are in US dollar.

Surplus Cash and Debt

The Group follows a policy of prudence in managing its cash balance and maintains a high level of liquidity to ensure that the Group is well placed to take advantage of growth opportunities for the business. The surplus cash is held in US dollars, except certain temporary balances which may be held in such non-US currencies as required from time to time pending specific payments.

As at 31st March 2004, the surplus cash (comprising cash and other investments) increased to US$248.3 million, up 29% from US$192.9 million at the previous year-end. The Group is substantively debt-free, except certain loans amounting to US$3.1 million (compared to US$9.8 million a year ago).

As at 31st March 2004, 71% of the surplus cash was held in US dollars (compared to 70% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.5 month, compared to 0.1 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

Capital Structure

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance.

Total debt remained at a low level of US$3.1 million, compared to US$9.8 million at the last year-end, comprising mainly the long-term loans and obligations of US$3.1 million. Details of long-term loans remaining outstanding are included in Note 24 to the accounts. Borrowings at fixed interest rates amounted to approximately US$3.1 million.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Euro obtained by Gate S.r.l., a subsidiary based in Europe, equivalent to approximately US$3.1 million, the Group has no significant exposure to foreign exchange fluctuations in relation to borrowings.

Dividend Policy

It is the intention of the Group that the dividend paid should, over the long term, provide shareholders with dividend income broadly consistent with the underlying trend of earnings growth.


Dividends
US$M
70
60
50
40
30
20
10
0
00
01
02
03
04

At its June 2004 meeting, the Board of Directors recommended a final dividend of 9 HK cents per share (equivalent to 1.15 US cents), which together with the interim dividend of 4.5 HK cents (equivalent to 0.58 US cents), representing a total dividend of 13.5 HK cents per share (equivalent to 1.73 US cents), a 4% increase over the previous year.

In 2003/04, the dividend payout ratio (including the proposed dividend for the year) was approximately 55% of the profit attributable to shareholders, compared to 41% in 2002/03.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED PROFIT AND LOSS STATEMENT

	2004				2003			
	Total before restructuring costs / provisions	Restructuring costs / provisions	Total after restructuring costs / provisions		(As restated) Total		Increase / (Decrease)	
	US$M	US$M	US$M	%	US$M	%	US$M	%
Turnover	1,050.7	–	1,050.7	100.0	955.3	100.0	95.4	10.0
Cost of sales	(737.2)	–	(737.2)	(70.2)	(644.6)	(67.5)	92.6	14.4
Gross margins	313.5	–	313.5	29.8	310.7	32.5	2.8	0.9
SG&A	(179.1)	–	(179.1)	(17.0)	(145.9)	(15.3)	33.2	22.8
Restructuring costs / provisions	–	(21.3)	(21.3)	(2.0)	–	–	21.3	100.0
Other revenues	15.3	–	15.3	1.5	11.0	1.2	4.3	39.1
EBIT	149.7	(21.3)	128.4	12.2	175.8	18.4	(47.4)	(27.0)
Finance costs	(0.2)	–	(0.2)	–	(0.9)	(0.1)	(0.7)	(77.8)
Share of profits less losses of JV / Associates	6.3	–	6.3	0.6	(0.7)	(0.1)	7.0	1,000.0
Profit before taxation	155.8	(21.3)	134.5	12.8	174.2	18.2	(39.7)	(22.8)
(Taxation) / Tax credit	(23.2)	5.3	(17.9)	(1.7)	(24.8)	(2.6)	(6.9)	(27.8)
Profit after taxation	132.6	(16.0)	116.6	11.1	149.4	15.6	(32.8)	(22.0)
Depreciation & Amortisation	45.9	–	45.9	4.4	39.4	4.1	6.5	16.5

TURNOVER

	2004		2003		Increase / (Decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE MOTORS GROUP						
Body Climate	120	11	112	12	8	7
Body Instruments	138	13	127	13	11	9
Chassis Braking	123	12	126	13	(3)	(2)
Powertrain Cooling	233	22	198	21	35	18
Powertrain Management	48	5	43	4	5	12
Sub-Total	662	63	606	63	56	9
COMMERCIAL MOTORS GROUP						
Home Appliances	147	14	125	13	22	18
Power Tools	109	10	105	11	4	4
Business Equipment / Personal Products	97	9	90	10	7	8
Audio-Visual Products	36	4	29	3	7	24
Sub-Total	389	37	349	37	40	12
TOTAL TURNOVER	**1,051**	**100**	**955**	**100**	**96**	**10**

Note: Certain comparative figures have been reclassified to conform with the current year's presentation.

Total turnover was US$1,051 million, an increase of 10% over the level in the prior year. Unit volume grew approximately 12%.



Turnover
US$M
1200
1000
800
600
400
200
0
00
01
02
03
04

On a divisional basis, Automotive Motors Group increased 9% to US$662 million, representing 63% of total turnover. In addition to the effect of the stronger Euro currency, AMG achieved gains in market share, as a result of new product introductions and increasing outsourcing by customers.

Overall sales of the Commercial Motors Group increased over 12% to a record level of US$389 million, driven by the increasing trends of outsourcing by customers and new product introductions.

A discussion on the sales performance of individual business units within the two main operating divisions is provided in the Business Review section on pages 11 to 14 of this report.

Cost of Sales and Gross Margins

Overall cost of sales, as a percentage of sales, increased from 67.5% to 70.2%.

Steel and copper are major raw materials used in the range of small precision motors produced by the Group. As noted in the company's interim report published in December 2003, the increase in global steel and copper prices over the past year has had a significant impact on the Group's cost of goods sold and gross margin.

For the full year, the Group's weighted average cost of steel increased by over 30%, and the average London spot price of copper increased by approximately 29%. While it is not possible to entirely insulate the Group from commodity price movements, intensive efforts are being taken to minimize their impact in the new financial year 2004/05. This includes a policy of increasing product prices depending on material content.

Gross margins decreased from 32.5% to 29.8%, due essentially to increased costs of steel and copper, especially during the second half of the year when we saw unprecedented escalation in global prices of those commodities.

Selling and Administrative Expenses ("SG&A")

Overall SG&A expenses increased 22.8% to US$179.1 million, and as a percentage of sales, increased from 15.3% to 17.0%. The Group's SG&A expenses increased disproportionally to sales growth – partly due to sharply higher international freight and shipping costs and partly due to translation of Euro expenses for US dollar reporting, but for the most part due to the Group's recent investments in people and technology to support Johnson Electric's long-term growth objectives. Improved trading conditions in the second half of the year were not sufficient to offset the impact of higher overhead investments – and hence had a negative impact on the Group's operating margin.

Restructuring Costs / Provisions

On 23rd April, the Group announced that it had accelerated its strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace. The Group completed the closure of its manufacturing plant in Thailand and research and development centre in Germany. Actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico. The closure costs incurred during the year, together with a provision to be made for further restructuring costs amounted to US$21.3 million (US$16.0 million net of tax). Included in the provision was a non-cash fixed asset write-off of US$11.8 million.

Other Revenues

Other revenues were US$15.3 million, up 39.1%, due to an increase of US$4.9 million in scrap sales, partly offset by a decrease of US$0.2 million in interest income.

Depreciation Expense

Depreciation expense increased 19.3% to US$43.1 million. As a percentage to sales, depreciation expense increased to 4.1%, compared to 3.8% one year ago.

Earnings before Interest and Tax ("EBIT")

Excluding the restructuring costs / provisions, EBIT was US$149.7 million, a decrease of US$26.1 million or 14.8%. The decline was mainly due to an increase of US$33.2 million or 22.8% in selling and administrative expenses, partly offset by an increase of US$2.8 million or 0.9% in gross profit and an increase of US$4.3 million in other revenues. The Group's EBIT (before restructuring costs / provisions), as a percentage of sales, decreased from 18.4% to 14.2%.


EBIT/Sales
(As a percentage of sales)
%
25
20
15
10
5
0
00
01
02
03
04

Finance Costs

Interest expense remained at a low level of US$0.2 million.

Share of Profits of JV / Associates

The Group's share of profit of jointly controlled companies increased to US$6.3 million in the current year from a loss of US$0.7 million in the previous year, largely due to the significantly improved profitability of the Group's joint venture in Shanghai known as Shanghai Ri Yong-JEA Gate Electric Co., Ltd., which is a major supplier of cooling fan modules for the automotive market in Mainland China.

Taxation

Taxes on profits decreased 27.8% to US$17.9 million, compared to US$24.8 million in the previous year. A tax credit of US$5.3 million arose from the provision for restructuring costs.

Profit Attributable to Shareholders

Profit attributable to shareholders and earnings per share decreased 22.0% to US$116.6 million and 3.17 US cents respectively.


Profit Attributable to Shareholders
US$M
160
140
120
100
80
60
40
20
0
00
01
02
03
04


Earnings per Share
US cent
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
00
01
02
03
04

FINANCIAL CONDITIONS

Liquidity and Financial Resources


Operating Cash Flow
US$M
200
180
160
140
120
100
80
60
40
20
0
00
01
02
03
04

The Group's financial resources and liquidity remained strong, as cash generated from operations reached a record level of US$197.2 million. Net operating cash flow after interest and tax increased to US$184.4 million, compared to US$165.9 million in the previous year. As at 31st March 2004, the Group's total cash and other investments increased 28.7% to US$248.3 million, compared to US$192.9 million one year ago. Total debt was further reduced to US$3.1 million. Hence, the Group had no net debt.

The Group's principal committed facilities were long-term loans in Euro totalling US$3.1 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2% per annum) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or capital assets other than the Group's regular annual capital expenditures required to maintain its growth in sales.

The working capital position of the Group remained healthy. As at 31st March 2004, the current ratio (current assets divided by current liabilities) improved to 3.4 times, from 3.1 times at previous year-end.

The Group's total assets were US$953.0 million and shareholders' funds were US$734.1 million, compared to US$877.9 million and US$665.6 million, respectively, at the previous year-end.

Assets

Total assets were US$953.0 million, up US$75.1 million or 8.6%, essentially due to increases in current assets.

Non-current assets were US$353.5 million, up US$18.6 million or 5.6%. An increase of US$8.5 million in properties, plant and equipment; an increase of US$13.1 million in the share of net assets in associated companies; and an increase of US$4.5 million in deferred tax assets, were partly offset by a decrease of US$2.3 million in intangibles; a decrease of US$2.8 million in share of net assets in jointly controlled entities and a decrease of US$2.9 million in investments in finance leases.


Capital Expenditures
US$M
70
60
50
40
30
20
10
0
00
01
02
03
04

Capital expenditures were US$51.2 million, down 3.9% from US$53.3 million previously, reflecting increased control and restraint on the part of management in capital spending in face of lower-than-expected sales growth during the year. There were re-purchases of housing units from employees under the terms of the Staff Home Ownership Scheme, amounting to US$4.5 million, compared to US$7.8 million in the previous year. Hence, excluding such re-purchases of housing properties, net capital expenditures for the operations were US$46.7 million.

Current assets increased US$56.5 million or 10.4%. An increase of US$16.1 million in trade and other receivables; an increase of US$40.1 million in other investments; and an increase of US$15.3 million in bank balances and cash, were partly offset by a decrease of US$14.4 million in stocks and work in progress; and a decrease of US$0.6 million in tax recoverable.

Deposits and bank balances, and other investments, representing the Group's surplus cash reserves, amounted to US$248.3 million, up 28.7%, from US$192.9 million one year ago.

Trade and other receivables increased to US$229.6 million, up 7.5%. Trade debtors increased to US$198.8 million, up 11.6%. The average collection period increased slightly to 65 days, compared to 63 days previously.


Sales to Stock
No. of turns
10
9
8
7
6
5
4
3
2
1
0
00
01
02
03
04

Stocks and work in progress decreased to US$116.2 million, down 11.0%. The sales-to-stocks ratio was improved to 9.0 turns, from 7.3 turns in the previous year. This was achieved as a result mainly of a focus on production efficiencies at the plant levels during the second half year. Systems and initiatives are in place for management to achieve further improvements in inventory turns in the coming years.

Liabilities

Total liabilities were US$218.9 million, an increase of US$6.6 million or 3.1%, due to an increase of US$3.3 million in trade and other payables; an increase of US$1.5 million in tax payable; an increase of US$2.8 million in other provisions; and an increase of US$5.7 million in deferred tax liabilities; partially offset by a decrease of US$4.4 million in long-term loans; and a decrease of US$2.3 million in bank loans and overdrafts.

Current liabilities increased US$2.3 million to US$178.8 million. Trade and other payables increased US$3.3 million or 1.9% to US$175.3 million. Other payables increased US$9.5 million or 20.1%, whereas trade creditors decreased US$6.2 million or 5.0% over the previous year-end. Tax payable increased US$1.5 million to US$3.3 million. The above increases were partially offset by a decrease of US$2.3 million in bank loans and overdrafts.

Non-current liabilities increased US$4.3 million or 11.9%, due mainly to an increase of US$5.7 million in deferred tax liabilities; and an increase of US$2.8 million in other provisions, partially offset by a decrease of US$4.2 million in long-term loans.

Shareholders' funds

Shareholders' funds at 31st March 2004 were US$734.1 million, up 10.3%.

Reserves increased US$68.5 million or 11.1%. This was mainly due to the retained profit for the year of US$53.0 million (after deduction of a total dividend of US$63.6 million), and an adjustment of US$14.0 million arising on translation of foreign subsidiaries, associated companies and jointly controlled entities, and revaluation adjustments totalling US$1.5 million in relation to the Group's investment properties in Hong Kong.

Proposed dividends were maintained at the previous year's level of US$42.4 million.

There was no change in the share capital.

CASH FLOWS

Johnson Electric's ability to generate cash from operations to grow and expand our business to create long-term shareholder value remains one of the Group's fundamental financial strengths.

Net Cash Inflow from Operating Activities

The Group's main sources of liquidity continued to be the net cash from operating activities.

Cash generated from operations increased to a record of US$197.2 million, compared to US$181.5 million in 2002/03. After deductions of interest and tax paid, net cash from operating activities increased US$18.5 million to US$184.4 million, up 11.1% from US$165.9 million previously. A decrease of US$39.7 million in pre-tax profit to US$134.5 million, and an increase of US$6.5 million in exchange translation differences, and an increase of US$15.5 million in trade and other receivables, were partially offset by an decrease of US$15.8 million in stocks and work in progress, and an adjustment for non-cash depreciation and provision of US$56.7 million.

Investing Activities

Net cash used in investing activities increased US$14.0 million or 31.5% to US$58.5 million, due mainly to the US$12.6 million increase in cash used in investment in joint ventures and acquisitions, and an increase of US$1.2 million in cash used in purchases of other investments.

Financing Activities

Net cash used in financing increased US$14.8 million to US$68.3 million, due primarily to an increase of US$10.4 million in dividends paid and an increase of US$6.4 million in repayment of bank and other loans.

Cash and Cash Equivalents

Total cash and cash equivalents as at 31st March 2004 increased US$57.5 million or 30.4% to US$246.9 million, compared to US$189.4 million a year ago.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders. In effect this means ensuring that the company's corporate governance practices not only comply with existing regulations, but go well beyond them to reflect the broader requirements of being a good corporate citizen and a constantly evolving external business environment.

Board of Directors

As at 31st March 2004, Johnson Electric's board consisted of three executive directors and eight non-executive directors (of whom six are independent).

The independent non-executive directors are all experienced individuals from a range of industries and geographies. Their mix of skills and experience is an important element in the proper functioning of the board and in ensuring a high standard of objective debate and overall input to the decision-making process.

The biographical details of the directors are provided on pages 34 to 36 of this report.

The Board at Work

The board of directors is accountable to shareholders for the activities and performance of the group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past two years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. These issues include corporate strategy, financial reporting and control, risk management, and succession planning.

Board Committees

The monitoring and assessment of certain governance matters are allocated to committees which operate under defined terms of reference and are required to report to the full board on a regular basis.

The *Audit Committee* is responsible for monitoring reporting, accounting, financial and control aspects of the executive management's activities. It also monitors the appointment and function of the group's external auditor. The Audit Committee presently comprises two independent non-executive directors (to be increased to three independent non-executive directors by end September 2004).

Two additional committees are being established. The *Remuneration Committee*, which determines the compensation structure and rewards for the Chief Executive Officer and other executive directors and monitors the policies being applied in remunerating other senior executives. The *Nomination Committee*, which is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the group's overall corporate governance policies. Management and third parties are co-opted to such committees as required.

Internal Control and Risk Management

The board is responsible for the effectiveness of the group's system of internal controls. The internal control systems are designed to meet the group's particular needs and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against misstatement or loss.

The processes to identify and manage the key risks to the achievement of the group's strategic objectives are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior management, the regular monitoring of performance, control over capital expenditure and investments and the setting of high standards and targets for safety, health and environmental performance.

External Auditor

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the group. In particular, the Committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2003 / 04 financial year, the services (and associated remuneration) provided by PricewaterhouseCoopers to the group were as follows:

	2003 / 04	2002 / 03
	US$M	US$M
Audit	**0.54**	0.43
Taxation, due diligence, and other advisory services	**0.64**	0.42

Communications with Shareholders

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the company. These include the Annual Report and Accounts, the Interim Report, periodic company announcements made through The Stock Exchange of Hong Kong, as well as through the Annual General Meeting. Copies of relevant corporate and financial information are also made available through the company's website: *www.johnsonelectric.com*.

The company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by Stock Exchange Listing Rules. The company supplements and follows up such announcements through periodic presentations, investor road shows, and conference calls with the international investment community. The company also welcomes comments and questions from shareholders at its Annual General Meeting.

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2004.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 35 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2004 are set out in the consolidated profit and loss account on page 39 of the accounts.

The Directors declared an interim dividend of 0.58 US cents (4.5 HK cents) per share, totalling US$21,195,000, which was paid on 5th January 2004.

The Directors recommend the payment of a final dividend of 1.15 US cents (9 HK cents) per share, totalling US$42,390,000, payable on 23rd July 2004.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 28 to the accounts.

Donations

During the year, the Group made charitable and other donations of US$372,000 (2003: US$224,000).

Fixed Assets

Details of the movements in properties, plant and equipment are shown in note 14 to the accounts.

Share Capital

Details of the movements in share capital are shown in note 27 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Wang Koo Yik Chun	
Patrick Wang Shui Chung *JP*	
Winnie Wang Wing Yee	
Peter Stuart Allenby Edwards	
Peter John Wrangham	
Patrick Blackwell Paul	
Richard Wang Li-Chung	
Arkadi Kuhlmann	
Oscar De Paula Bernardes Neto	
Peter Wang Kin Chung	
Ian Lorne Thompson Conn	(retired and resigned on 18th March 2004)
Michael John Enright	(appointed on 18th March 2004 for a period of two years)

In accordance with Bye-law 109(A) of the Company's Bye-Laws, Mr. Peter Wang Kin Chung, Mr. Peter Stuart Allenby Edwards and Mr. Patrick Blackwell Paul retire from office by rotation and, being eligible, offer themselves for re-election.

In accordance with Bye-law 100 of the Company's Bye-Laws, Mr. Michael John Enright retires from office and being eligible, offers himself for re-election.

The Company is controlled through the Board of Directors which comprises eleven Directors. At 31st March 2004, three of the Directors are executive and eight of the Directors are non-executive, of whom six are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 34 to 36.

The Directors meet regularly to discuss the strategy, management and financial performance of the Company. Four full Board meetings were held throughout the year. The average attendance rate of the Executive and Non-executive Directors is 75% and that of the Independent Non-executive Directors is 92%. The attendance of the Directors at full Board meetings is summarized below.

Attendance at Full Board Meetings for 2003/04

Directors	Meetings Attended / Held
Executive Directors	
Patrick Wang Shui Chung *JP*	4 / 4
Winnie Wang Wing Yee	4 / 4
Richard Wang Li-Chung	2 / 4
Non-Executive Directors	
Wang Koo Yik Chun	3 / 4
Peter Wang Kin Chung	2 / 4
Average attendance rate	75%
Independent Non-Executive Directors	
Peter Stuart Allenby Edwards	4 / 4
Peter John Wrangham	4 / 4
Patrick Blackwell Paul	4 / 4
Arkadi Kuhlmann (appointed on 5th June 2003)	3 / 4
Oscar De Paula Bernardes Neto (appointed on 5th June 2003)	4 / 4
Michael John Enright (appointed on 18th March 2004)	0 / 1
Ian Lorne Thompson Conn (retired and resigned on 18th March 2004)	3 / 3
Average attendance rate	92%

Directors' Service Contracts

None of the Directors of the Company had a service contract with the Company or any of its subsidiaries during the year.

Disclosure of Interests

A DIRECTORS

As at 31st March 2004, the interests of each director and chief executive of the Company in the shares of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	–	2,182,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*
Peter John Wrangham	160,000	–

NOTES

a. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

b. *Duplications of shareholdings occur among and between the parties shown below under the Substantial Shareholders.*

c. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2004, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors in any shares of the Company (within the meaning of Part XV of the SFO).

B SUBSTANTIAL SHAREHOLDERS

As at 31st March 2004, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,134,600,640 *(Notes a & b)*	58.10
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.14
Bermuda Trust (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Capital Group Companies, Inc.	Investment manager	290,663,092	7.91
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.76

NOTES

a. *The shares in which Ansbacher (Bahamas) Limited and Bermuda Trust (Guernsey) Limited were interested and 936,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by Bermuda Trust (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 31st March 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme (herein referred to as "the Scheme").

The major terms of the Scheme, in conjunction with the requirements of chapter 17 of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to Participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provides that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the new share options granted under the Scheme as at 31st March 2004 are as follows:–

Type of Grantees	Options held at 01/04/2003	Options granted during the year	Options held at 31/03/2004	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until	*Note*
Employees	100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	–	150,000	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	–	837,500	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	–	100,000	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	–	100,000	100,000	11.95	06/10/2003	01/10/2005	30/09/2013	*(v)*
	–	100,000	100,000	11.95	06/10/2003	01/10/2006	30/09/2013	*(v)*
	1,700,000	2,375,000	4,075,000					

NOTE

The closing market price per share immediately before the date on which the share options were granted were (i) HK$8.10, (ii) HK$10.85, (iii) HK$10.80, (iv) HK$10.60 and (v) HK$11.65.

Due to the current volatility of the share markets, the Directors consider it inappropriate to value the options which were granted under the Scheme.

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2004 are as follows:

Year of grant of shares	Number of shares purchased	Purchase price (HK$)	Shares awarded		Shares will be awarded	
			2002	2003	2004	2005
2002	288,900	9.00	96,300	96,300	96,300	–
2003	154,917	9.50	–	51,639	51,639	51,639
	443,817		96,300	147,939	147,939	51,639

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Pre-emptive Rights

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

Major Suppliers and Customers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Audit Committee

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul (Chairman) and Mr. Michael Enright, who was appointed as Member of the Committee on 18th March 2004 in place of Mr. Ian Conn who retired and resigned on the same date.

During the year, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts and the audited annual accounts for 2004 before recommending them to the Board for approval.

During the year, two Audit Committee Meetings were held and the average attendance rate of the members is 100%.

Attendance at Audit Committee Meetings for 2003/04

Members	Meetings Attended / Held
Patrick Blackwell Paul	2 / 2
Ian Lorne Thompson Conn (retired and resigned on 18th March 2004)	2 / 2
Michael John Enright (appointed on 18th March 2004)	0 / 0

Code of Best Practice

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of the Stock Exchange except that one of the Independent Non-executive Directors of the Company was not appointed for a specific term but he is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

Auditors

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 7th June 2004

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Wang Koo Yik Chun
Age 87, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages.

Patrick Wang Shui Chung *JP*
Age 53, obtained his BSc and MSc degrees in Electrical Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, a member of Hong Kong/United States Business Council and a General Committee member of the Hong Kong General Chamber of Commerce. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Vtech Holdings Limited and Tristate Holdings Limited. He is a son of the Honorary Chairman, Ms. Wang Koo Yik Chun.

Winnie Wang Wing Yee
Age 57, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Mr. Patrick Wang.

Peter Stuart Allenby Edwards
Age 56, has been an independent non-executive director of the Johnson Electric Group since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master, the Solicitors to the Group, until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Peter John Wrangham
Age 70, has been an independent non-executive director of the Johnson Electric Group since 1991 after he retired from his directorships with The Hongkong and Shanghai Banking Corporation Limited, HSBC Holding plc, Midland Bank plc and James Capel & Co. Limited.


Patrick Wang Shui Chung


Wang Koo Yik Chun


Winnie Wang Wing Yee


Peter John Wrangham


Peter Stuart Allenby Edwards

Patrick Blackwell Paul

Age 56, has been an independent non-executive director of the Johnson Electric Group since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is a member of the Managing Board of the Kowloon-Canton Railway Corporation and is an independent non-executive director of The Hongkong & Shanghai Hotels, Ltd. and Kingsway International Holdings Ltd. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong, and the Allocations Committee of the Hong Kong Community Chest.

Richard Wang Li-Chung

Age 60, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. He is a brother of the Chairman and Chief Executive, Mr. Patrick Wang.

Arkadi Kuhlmann

Age 56, has been an independent non-executive director of the Johnson Electric Group since 2003. He has 26 years of banking executive experience and is currently the Chairman and CEO of ING Bank FSB, U.S.A. (a regulated deposit taking institution) and a member of Management Council of ING Group in Amsterdam, Netherland. Mr. Kuhlmann served as a director of more than 10 public and private companies in Canada, U.S.A., U.K., Australia and Hong Kong.

Oscar De Paula Bernardes Neto

Age 57, has been an independent non-executive director of the Johnson Electric Group since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz-Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently the Chairman of Lid Group and a Director of Delphi Corp., Bunge Brasil, Gerdau S.A. and Cia. Suzano.

Peter Wang Kin Chung

Age 50, has been a non-executive director of the Johnson Electric Group since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and a MBA degree from Boston University. He is the Chairman & CEO of Tristate Holdings Limited and the Managing Director of Hua Thai Manufacturing Public Company Limited. He is a brother of the Chairman and Chief Executive, Mr. Patrick Wang.



Arkadi Kuhlmann



Patrick Blackwell Paul



Oscar De Paula Bernardes Neto



Peter Wang Kin Chung



Michael John Enright



Richard Wang Li-Chung

Michael John Enright

Age 45, was appointed as an independent non-executive director of the Johnson Electric Group on 18th March 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Professor Enright is currently a professor at the University of Hong Kong School of Business and a principal in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is an independent non-executive director of Shui On Construction and Materials Ltd.

SENIOR MANAGEMENT

TS Choi

Age 54. Senior Vice President, Strategic Manufacturing. Joined Johnson Electric in 1968.

Eric Davis

Age 49. Senior Vice President and Chief Financial Officer. Joined Johnson Electric in 2003.

Michael Degen

Age 46. Senior Vice President, Automotive Motors Group. Joined Johnson Electric in 2002.

Jim Dick

Age 50. Senior Vice President, Strategic Marketing. Joined Johnson Electric in 1999.

Chris Hasson

Age 41. Chief Executive Officer, Johnson Electric Capital. Joined Johnson Electric in 2002.

Horace Ho

Age 55. Senior Vice President, Human Resources. Joined Johnson Electric in 2001.

KC Ko

Age 38. Vice President, Corporate Engineering. Joined Johnson Electric in 1988.

Paul De Mand

Age 39. Senior Vice President, Supply Chain Services. Joined Johnson Electric in 2003.

Mark Masten

Age 43. Senior Vice President, Global Sales. Joined Johnson Electric in 2003.

Bob Preston

Age 53. Senior Vice President, Commercial Motors Group. Joined Johnson Electric in 2002.

Paul Tong

Age 58. Executive Vice President and General Counsel. Joined Johnson Electric in 1995.

Contents of

STATEMENT OF ACCOUNTS

AUDITORS' REPORT

TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 39 to 81 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7th June 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2004

	Note	2004	2003
			As restated
		US$'000	US$'000
Turnover	2	1,050,707	955,339
Cost of sales		(737,215)	(644,641)
Gross profit		313,492	310,698
Other revenues	2	15,347	11,006
Selling and administrative expenses	3	(179,078)	(145,899)
Restructuring costs / provisions	4	(21,290)	–
Operating profit	5	128,471	175,805
Finance costs	6	(233)	(883)
Share of profits less losses of jointly controlled entities / associated companies		6,295	(720)
Profit before taxation		134,533	174,202
Taxation	7	(17,956)	(24,788)
Profit after taxation		116,577	149,414
Minority interests		–	(2)
Profit attributable to shareholders	8	116,577	149,412
Dividends	9	63,585	61,230
Basic earnings per share (US cents)	10	3.17	4.07
Fully diluted earnings per share (US cents)	10	3.17	4.07

CONSOLIDATED BALANCE SHEET

As at 31st March 2004

	Note	2004	2003
			As restated
		US$'000	US$'000
ASSETS			
Non-current assets			
Intangibles	13	**20,074**	22,421
Properties, plant and equipment	14	**256,952**	248,501
Jointly controlled entities	16	**16,104**	18,882
Associated companies	17	**13,163**	40
Investment securities	18	**7,871**	7,336
Investments in finance leases	19	**5,599**	8,538
Deferred tax assets	26	**33,731**	29,188
		353,494	334,906
Current assets			
Stocks and work in progress	20	**116,170**	130,541
Trade and other receivables	21	**229,582**	213,536
Other investments	22	**117,424**	77,312
Tax recoverable		**5,457**	6,060
Bank balances and cash		**130,908**	115,578
		599,541	543,027
Current liabilities			
Trade and other payables	23	**175,280**	171,997
Current portion of long term loans	24	**137**	345
Tax payable		**3,327**	1,769
Bank loans and overdrafts		**11**	2,325
		178,755	176,436
Net current assets		**420,786**	366,591
Total assets less current liabilities		**774,280**	701,497
Non-current liabilities			
Long term loans	24	**2,921**	7,136
Other provisions	25	**16,144**	13,353
Deferred tax liabilities	26	**21,093**	15,386
Minority interests		**5**	4
		40,163	35,879
NET ASSETS		**734,117**	665,618
CAPITAL AND RESERVES			
Share capital	27	**5,925**	5,925
Reserves	28	**685,802**	617,303
Proposed dividends	28	**42,390**	42,390
SHAREHOLDERS' FUNDS		**734,117**	665,618

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

COMPANY BALANCE SHEET

As at 31st March 2004

	Note	**2004**	2003
		US$'000	US$'000
ASSETS			
Non-current assets			
Subsidiaries	15	**534,933**	581,320
Jointly controlled entities	16	–	13,212
Investment securities	18	**7,871**	7,336
		542,804	601,868
Current assets			
Trade and other receivables		**3,252**	3,251
Bank balances and cash		**96**	204
		3,348	3,455
Current liabilities			
Trade and other payables		**151**	106
Net current assets		**3,197**	3,349
NET ASSETS		**546,001**	605,217
CAPITAL AND RESERVES			
Share capital	27	**5,925**	5,925
Reserves	28	**497,686**	556,902
Proposed dividends	28	**42,390**	42,390
SHAREHOLDERS' FUNDS		**546,001**	605,217

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March 2004

	Note	2004	2003
			As restated
		US$'000	US$'000
Total equity as at 1st April 2003/2002, as previously reported		**668,648**	556,168
Effect of changes in accounting policies	28	**(3,030)**	(2,426)
Total equity as at 1st April 2003/2002, as restated		**665,618**	553,742
Exchange adjustments	28	**13,993**	18,162
Revaluation surplus/(deficit)	28	**1,763**	(487)
Net gains not recognised in the consolidated profit and loss account		**15,756**	17,675
Profit attributable to shareholders	28	**116,577**	149,412
Revaluation surplus realised upon disposal	28	**(249)**	(1,988)
2003/2002 Final dividend paid	28	**(42,390)**	(34,383)
2004/2003 Interim dividend paid	28	**(21,195)**	(18,840)
Total equity as at 31st March 2004/2003		**734,117**	665,618

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2004

	Note	2004 US$'000	2003 US$'000
Net cash inflow from operating activities	31(a)	**184,390**	165,914
INVESTING ACTIVITIES			
Purchase of properties, plant and equipment		**(47,834)**	(47,157)
Purchase of investment securities		**(1,096)**	(428)
Investment in jointly controlled entity / associated companies		**(12,603)**	–
Purchase of other investments		**(1,212)**	–
Acquisition through business combinations	31(c)	**(5,659)**	(14,211)
Patent and development costs incurred		**(285)**	(608)
Capital element from investments in finance leases		**311**	496
Sale of properties, plant and equipment		**6,219**	12,793
Sale of investment securities		**286**	586
Sale of other investments		**1,000**	1,254
Interest received		**2,138**	2,360
Gross earnings from investments in finance leases		**227**	414
Net cash used in investing activities		**(58,508)**	(44,501)
FINANCING			
New secured loans		**1,921**	–
Repayment of bank and other loans		**(6,673)**	(264)
Dividends paid		**(63,585)**	(53,223)
Net cash used in financing activities		**(68,337)**	(53,487)
Increase in cash and cash equivalents		**57,545**	67,926
Cash and cash equivalents at beginning of year		**189,384**	121,458
Cash and cash equivalents at end of year		**246,929**	189,384
Analysis of the balances of cash and cash equivalents			
Other investments		**116,032**	76,131
Bank balances and cash		**130,908**	115,578
Bank loans and overdrafts		**(11)**	(2,325)
Cash and cash equivalents at end of year		**246,929**	189,384

NOTES TO THE ACCOUNTS

1 Principal accounting policies

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain investment properties and other investments are stated at fair value.

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") No. 12 (revised) "Income Taxes" issued by the HKSA, which is effective for accounting periods commencing on or after 1st January 2003.

The changes to the Group's accounting policy and its effect following the adoption of the revised standard are stated in note 1(m) below.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) CONSOLIDATION

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st March and the Group's share of post-acquisition profits less losses, and reserves, of its associated companies and jointly controlled entities. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) REVENUE RECOGNITION

(i) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 1(n).

(iv) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(v) Royalty income

Royalty income is recognised on an accrual basis.

1 Principal accounting policies *(Cont'd)*

(c) SUBSIDIARIES

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity in which the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and goodwill / negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, the investment in the jointly controlled entity is stated at cost less provision for impairment losses. The results of the jointly controlled entity is accounted for by the Company on the basis of dividends received and receivable.

(e) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary or jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill / negative goodwill (net of accumulated amortisation) on acquisition.

(f) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of subsidiary / associated company / jointly controlled entity at the date of acquisition.

In accordance with SSAP 30 "Business Combination", goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life in the range of 5 to 20 years.

Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

1 Principal accounting policies *(Cont'd)*

(f) INTANGIBLES *(Cont'd)*

(ii) Negative goodwill

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1st January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1st January 2001, negative goodwill was taken directly to reserves on acquisition.

(iii) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over its estimated useful lives in the range of 3 to 8 years, to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv) Patents

Expenditure on acquired patents are capitalised and amortised using the straight-line method over their estimated useful lives in the range of 6 to 20 years. Patents are not revalued as there is no active market for these assets.

1 Principal accounting policies *(Cont'd)*

(g) PROPERTIES, PLANT AND EQUIPMENT

Properties, plant and equipment other than investment properties (note 1(i)) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Depreciation of other properties, plant and equipment is calculated to write off the cost of assets less accumulated impairment losses on a straight-line basis over their estimated useful lives on the following bases:

Leasehold land and buildings	The unexpired term of lease
Buildings situated on freehold land outside Hong Kong and buildings situated on leasehold land in the New Territories, Hong Kong	25 years
Motor vehicles	5 years
Moulds	7 years
Computers	4 years
Plant and machinery, equipment, furniture and fixtures, and tools	10 years

The initial costs of moulds and tools are capitalised as other assets. Subsequent replacements of moulds and tools are charged to the manufacturing account as production overheads.

Gains or losses arising from the retirement or disposal of properties, plant and equipments are determined as the difference between the net disposal proceeds and the carrying amounts of those assets are recognised as income or expense in the profit and loss account.

(h) INVESTMENT SECURITIES

(i) Investment securities

Investment securities represents unlisted equity shares and are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

1 Principal accounting policies *(Cont'd)*

(h) INVESTMENT SECURITIES *(Cont'd)*

(ii) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than 20 years are valued annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increase is credited to the profit and loss account up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(j) IMPAIRMENT OF ASSETS

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the assets, including tangible and intangible assets, are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

(k) STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less the estimated costs of completion and the estimated selling expenses.

1 Principal accounting policies *(Cont'd)*

(l) FOREIGN EXCHANGE

The rates of exchange at which foreign currencies are translated for accounting purposes are as follows:

(i) In respect of foreign currency denominated assets and liabilities and the balance sheets of subsidiaries, jointly controlled entities and associated companies, the rates ruling at the balance sheet date; whilst for profit and loss accounts, average rates during the year; and

(ii) In respect of foreign currency transactions entered into during the year, the market rates ruling at the relevant transaction dates.

Exchange differences arising on the translation of foreign currencies into US Dollars are reflected in the profit and loss account except that unrealised differences on net investments in foreign subsidiaries are taken directly to reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of profit or loss on disposal.

(m) DEFERRED TAXATION

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 28 to the accounts, opening retained earnings at 1st April 2002 and 2003 have been reduced by US$2,426,000 and US$3,030,000, respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in a decrease in deferred tax assets and an increase in deferred tax liabilities at 31st March 2003 by US$2,843,000 and US$187,000, respectively. The profit for the year ended 31st March 2003 has been reduced by US$604,000.

1 Principal accounting policies *(Cont'd)*

(n) INVESTMENTS IN FINANCE LEASES

Leases that transfer substantially all the risks and rewards incidental to ownership of the relevant assets, other than legal title, to the lessees are accounted for as investments in finance leases. Finance lease debtors are included in the balance sheet net of gross earnings allocated to future periods.

Gross earnings under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the leases in each period.

(o) OPERATING LEASES

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

(p) EMPLOYEE BENEFITS

(i) Defined contribution schemes

Contributions are expensed as incurred. Except for the Hong Kong Mandatory Provident Fund, contributions are reduced by amounts forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in an independently administered fund.

(ii) Other pension costs

Other pension costs represent employment service payments payable to certain employees outside Hong Kong upon termination of their services. The amount is provided in accordance with the existing legal requirements, national labour contract, individual company agreements and is determined with reference to a formula that takes into account years of service, compensation and inflation.

(iii) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, demand deposits with banks, bank overdrafts and highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, having been within three months of maturity at acquisition.

(r) PROVISIONS

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1 Principal accounting policies *(Cont'd)*

(s) CONTINGENT LIABILITIES

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(t) SEGMENT REPORTING

In accordance with the Group's internal financial reporting system, the Group has only one business segment which is manufacture of motors. For the purpose of these accounts, the Group has chosen geographical segment information as the primary reporting format.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment based on location of production facilities where the Group's products are produced. Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

2 Turnover, revenues and segment information

The Group is principally engaged in the manufacture of motors. Revenues recognised during the year are as follows:

	2004	2003
	US$'000	US$'000
Turnover		
Sales of goods	**1,050,707**	955,339
Other revenues		
Scrap sales	**11,373**	6,483
Interest income	**2,138**	2,360
Gross earnings from investments in finance leases	**227**	414
Gross rental income from investment properties	**1,302**	1,437
Royalty income	**307**	312
	15,347	11,006
Total revenues	**1,066,054**	966,345

2 Turnover, revenues and segment information *(Cont'd)*

The Group's business operates in three geographical areas by manufacturing location:

	Asia 2004 US$'000	America 2004 US$'000	Europe 2004 US$'000	Group 2004 US$'000
Turnover	674,750	95,764	280,193	**1,050,707**
Operating profit	140,576	(16,268)	4,163	**128,471**
Finance costs				**(233)**
Share of profits less losses of jointly controlled entities and associated companies	6,314	–	(19)	**6,295**
Profit before taxation				**134,533**
Taxation				**(17,956)**
Profit after taxation				**116,577**
Minority interests				–
Profit attributable to shareholders				**116,577**
Segment assets	547,018	50,809	161,458	**759,285**
Investment securities and other investments				**125,295**
Investments in jointly controlled entities				**16,104**
Investments in associated companies				**13,163**
Deferred tax assets and tax recoverable				**39,188**
Total assets				**953,035**
Segment liabilities	88,048	13,498	92,952	**194,498**
Deferred tax liabilities and tax payable				**24,420**
Total liabilities				**218,918**
Restructuring costs/provisions	4,306	13,650	3,334	**21,290**
Capital expenditure	54,009	2,304	7,644	**63,957**
Depreciation	27,533	4,316	11,901	**43,750**
Amortisation charge	2,342	154	240	**2,736**
Turnover by geographical destinations of customers	317,069	310,861	422,777	**1,050,707**

2 Turnover, revenues and segment information *(Cont'd)*

	Asia 2003 US$'000	America 2003 US$'000	Europe 2003 US$'000	Group 2003 As restated US$'000
Turnover	579,695	132,534	243,110	**955,339**
Operating profit	143,551	4,804	27,450	**175,805**
Finance costs				**(883)**
Share of profits less losses of jointly controlled entities and associated companies	636	–	(1,356)	**(720)**
Profit before taxation				**174,202**
Taxation				**(24,788)**
Profit after taxation				**149,414**
Minority interests				**(2)**
Profit attributable to shareholders				**149,412**
Segment assets	494,196	75,905	169,014	**739,115**
Investment securities and other investments				**84,648**
Investments in jointly controlled entities				**18,882**
Investments in associated companies				**40**
Deferred tax assets and tax recoverable				**35,248**
Total assets				**877,933**
Segment liabilities	84,112	16,658	94,390	**195,160**
Deferred tax liabilities and tax payable				**17,155**
Total liabilities				**212,315**
Capital expenditure	41,633	3,280	19,212	**64,125**
Depreciation	24,788	3,687	8,784	**37,259**
Amortisation charge	2,511	440	274	**3,225**
Turnover by geographical destinations of customers	285,086	298,850	371,403	**955,339**

3 Selling and administrative expenses

	2004 **US$'000**	2003 US$'000
Selling expenses	**70,421**	51,485
Administrative expenses	**108,657**	94,414
	179,078	145,899

4 Restructuring costs / provisions

During the year, Johnson Electric accelerated its strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace. The Group completed closure of its manufacturing plant in Thailand and research and development centre in Germany. Actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico. Other costs mainly comprise of severance payments and provisions for other shutdown costs.

	2004 **US$'000**	2003 US$'000
Assets write-offs (including provision for impairment)	**11,819**	–
Other costs	**9,471**	–
Total	**21,290**	–

Net restructuring costs/provisions is US$15,987,000, after deduction of tax impact of US$5,303,000.

5 Operating profit

Operating profit is stated after crediting and charging the following:

	2004 US$'000	2003 US$'000
Crediting		
Amortisation of negative goodwill (note 13)	**444**	429
Interest income		
– listed investments	**578**	615
– unlisted investments	**2**	87
– deposits	**1,558**	1,658
Net exchange gain	**3,948**	771
Charging		
Depreciation on properties, plant and equipment	**43,750**	37,259
Less: amounts capitalised on assets under construction	**(626)**	(1,114)
	43,124	36,145
Staff costs (including directors' remuneration)	**160,566**	145,454
Less: amounts capitalised on assets under construction	**(1,321)**	(2,290)
	159,245	143,164
Retirement benefit costs		
– defined contribution schemes (note 11)	**2,424**	2,167
– other pension costs, net (note 25)	**5,571**	3,795
Auditors' remuneration	**537**	427
Amortisation of goodwill (note 13)	**1,660**	1,768
Amortisation of development costs and patents (note 13)	**1,520**	1,886
Impairment of assets (note 14)	**10,794**	–
Loss on disposal of properties, plant and equipment	**2,588**	2,721
Net realised and unrealised loss on other investments and investment securities	**276**	1,513

6 Finance costs

	2004	2003
	US$'000	US$'000
Interest on bank loans and overdrafts	**211**	756
Interest on other loans, not wholly repayable within five years	**21**	59
Other incidental borrowing costs	**1**	68
	233	883

7 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 16%) on the estimated assessable profit for the year. In 2003, the Hong Kong government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/04. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2004	2003
		As restated
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**(7,407)**	(6,992)
Overseas taxation	**(6,255)**	(2,794)
(Under) / over provisions in prior years	**(637)**	1,026
	(14,299)	(8,760)
Deferred taxation (note 26)	**(2,323)**	(15,836)
	(16,622)	(24,596)
Share of taxation attributable to jointly controlled entities / associated companies	**(1,334)**	(192)
	(17,956)	(24,788)

7 Taxation *(Cont'd)*

The effective tax rate of the Group differs from the taxation rate of Hong Kong as follows:

	2004	2003
	%	%
Tax rate of Hong Kong	**17.5**	16.0
Effect of different taxation rates in other countries	**4.6**	5.2
Income net of expenses not subject to taxation	**(9.8)**	(8.6)
Unrecognised tax losses	**1.1**	1.6
Effective tax rate	**13.4**	14.2

8 Profit attributable to shareholders

The Group consolidated profit attributable to shareholders is US$116,577,000 (2003 as restated: US$149,412,000) of which US$4,369,000 (2003: US$105,527,000) is dealt with in the accounts of the Company.

Details are shown in note 28.

9 Dividends

	2004	2003
	US$'000	US$'000
Interim, paid, of 0.58 US cents per share (2003: 0.51 US cents)	**21,195**	18,840
Final, proposed, of 1.15 US cents per share (2003: 1.15 US cents)	**42,390**	42,390
	63,585	61,230

At a meeting held on 7th June 2004 the directors declared a final dividend of 1.15 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2005.

10 Earnings per share

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$116,577,000 (2003 as restated: US$149,412,000).

The basic earnings per share is based on 3,673,788,920 (2003: 3,673,788,920) shares in issue during the year.

The fully diluted earnings per share is based on 3,674,185,681 (2003: 3,673,983,580) ordinary shares which is the weighted average number of ordinary shares in issue during the year plus weighted average of 396,761 (2003: 194,660) ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

11 Defined contribution schemes

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which is available to certain employees in the United States of America.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2004, the balance of the forfeited contributions was US$726,000 (2003: US$603,000). The Group did not utilise any of the forfeited contribution (2003: Nil) during the year to offset the required contributions to the retirement scheme.

12 Directors' emoluments and senior management compensation

(a) DIRECTORS' EMOLUMENTS

	2004	2003
	US$'000	US$'000
Fees	**262**	310
Salaries and allowances	**2,246**	2,682
Retirement scheme contributions	**8**	8
Bonuses	**14**	14
	2,530	3,014

The emoluments were paid to the directors as follows:

Emoluments band	**Number of directors**	
	2004	2003
US$0 – US$128,000 (HK$0 – HK$1,000,000)	**8**	7
US$128,001 – US$256,000 (HK$1,000,001 – HK$2,000,000)	**–**	1
US$578,001 – US$642,000 (HK$4,500,001 – HK$5,000,000)	**1**	–
US$642,001 – US$706,000 (HK$5,000,001 – HK$5,500,000)	**–**	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	**1**	–
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	**1**	–
US$898,001 – US$962,000 (HK$7,000,001 – HK$7,500,000)	**–**	1
US$1,090,001 – US$1,154,000 (HK$8,500,001 – HK$9,000,000)	**–**	1

12 Directors' emoluments and senior management compensation *(Cont'd)*

(a) DIRECTORS' EMOLUMENTS *(Cont'd)*

Emoluments paid to independent non-executive directors amounted to US$223,000 during the year (2003: US$268,000).

During the year, no option (2003: Nil) was granted to the directors under the share option scheme approved by the shareholders on 29th July 2002.

(b) SENIOR MANAGEMENT COMPENSATION

The emoluments of the five highest paid individuals, including 3 directors (2003: 3), were analysed as follows:

	2004	2003
	US$'000	US$'000
Salaries, allowances and other benefits	**3,229**	3,600
Retirement scheme contributions	**40**	48
Bonuses	**72**	78
	3,341	3,726

Emoluments band	**Number of individuals**	
	2004	2003
US$385,001 – US$450,000 (HK$3,000,001 – HK$3,500,000)	–	1
US$450,001 – US$514,000 (HK$3,500,001 – HK$4,000,000)	**1**	–
US$578,001 – US$642,000 (HK$4,500,001 – HK$5,000,000)	**1**	1
US$642,001 – US$706,000 (HK$5,000,001 – HK$5,500,000)	**1**	1
US$706,001 – US$770,000 (HK$5,500,001 – HK$6,000,000)	**1**	–
US$834,001 – US$898,000 (HK$6,500,001 – HK$7,000,000)	**1**	–
US$898,001 – US$962,000 (HK$7,000,001 – HK$7,500,000)	–	1
US$1,090,001 – US$1,154,000 (HK$8,500,001 – HK$9,000,000)	–	1

13 Intangibles

Group	Negative goodwill		Goodwill		Patents		Development costs		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At beginning of year	(1,716)	–	18,107	19,261	3,300	–	2,730	3,322	22,421	22,583
Exchange adjustments	(129)	–	471	560	247	(5)	160	–	749	555
Additions	–	–	–	54	130	3,991	155	608	285	4,653
Acquisition (note 31(b))	(645)	(2,145)	–	–	–	–	–	–	(645)	(2,145)
Reclassification	–	–	–	–	(1,202)	–	1,202	–	–	–
Amortisation (note 5)	444	429	(1,660)	(1,768)	(416)	(686)	(1,104)	(1,200)	(2,736)	(3,225)
At end of year	(2,046)	(1,716)	16,918	18,107	2,059	3,300	3,143	2,730	20,074	22,421
Cost	(2,919)	(2,145)	20,987	20,516	3,161	3,986	5,447	3,930	26,676	26,287
Accumulated amortisation	873	429	(4,069)	(2,409)	(1,102)	(686)	(2,304)	(1,200)	(6,602)	(3,866)
At end of year	(2,046)	(1,716)	16,918	18,107	2,059	3,300	3,143	2,730	20,074	22,421

14 Properties, plant and equipment

Group

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
Cost or valuation						
At 1st April 2003	7,670	89,186	401,763	10,188	118,332	627,139
Exchange adjustments	–	1,910	15,974	(72)	3,008	20,820
Acquisition through business combinations (note 31(b))	–	381	15,153	466	1,959	17,959
Additions	–	6,462	24,700	12,912	7,164	51,238
Transfers	–	1,053	4,055	(12,149)	7,041	–
Disposals	(488)	(2,999)	(23,866)	(318)	(18,226)	(45,897)
Revaluation surplus (note 28)	1,763	–	–	–	–	1,763
At 31st March 2004	8,945	95,993	437,779	11,027	119,278	673,022
Accumulated depreciation						
At 1st April 2003	–	24,184	286,123	–	68,331	378,638
Exchange adjustments	–	897	12,633	–	959	14,489
Acquisition through business combinations (note 31(b))	–	89	4,579	–	572	5,240
Charge for the year	–	3,227	29,288	–	11,235	43,750
Provision for impairment (note 5)	–	4,387	6,407	–	–	10,794
Written back on disposals	–	(571)	(20,869)	–	(15,401)	(36,841)
At 31st March 2004	–	32,213	318,161	–	65,696	416,070
Net book value						
At 31st March 2004	**8,945**	**63,780**	**119,618**	**11,027**	**53,582**	**256,952**
At 31st March 2003	7,670	65,002	115,640	10,188	50,001	248,501

The analysis of cost or valuation of the above assets is as follows:

	Investment properties US$'000	Other properties US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At cost	–	95,993	437,779	11,027	119,278	664,077
At professional valuation – 2004	8,945	–	–	–	–	8,945
At 31st March 2004	**8,945**	**95,993**	**437,779**	**11,027**	**119,278**	**673,022**

* *Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.*

14 Properties, plant and equipment *(Cont'd)*

Investment properties and other properties at their net book values are analysed as follows:

Group	2004		2003	
	Investment properties US$'000	**Other properties US$'000**	Investment properties US$'000	Other properties US$'000
In Hong Kong:				
On long-term lease				
(over 50 years)	**7,323**	**–**	5,590	–
On medium-term lease				
(between 10 to 50 years)	**1,622**	**27,608**	2,080	25,840
Outside Hong Kong:				
Freehold	**–**	**23,994**	–	26,860
On medium-term lease				
(between 10 to 50 years)	**–**	**12,178**	–	12,302
	8,945	**63,780**	7,670	65,002

The investment properties were revalued on an open market value basis as at 31st March 2004 by an independent valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

15 Subsidiaries

Company	**2004 US$'000**	2003 US$'000
Unlisted shares, at cost	**479,096**	472,397
Amounts due from subsidiaries	**256,910**	250,470
	736,006	722,867
Amounts due to subsidiaries	**(201,073)**	(141,547)
	534,933	581,320

During the year, the Group acquired the remaining 50% equity interest in Nidec Johnson Electric Corporation, a joint venture previously set up in 2000. The effect of the acquisition was disclosed in note 31(b).

Details of principal subsidiaries are shown in note 35.

16 Jointly controlled entities

Group	2004 US$'000	2003 US$'000
Share of net assets	**16,104**	11,382
Loan	**–**	7,500
	16,104	18,882
Investments at cost, unlisted	**8,500**	22,172

Company	2004 US$'000	2003 US$'000
Unlisted shares, at cost	**–**	5,712
Loan	**–**	7,500
	–	13,212

The Group's share of profits less losses of these jointly controlled entities during the year amounts to US$5,172,000 (2003: US$636,000).

The loan to a jointly controlled entity was interest bearing at 0.5% above 3-month LIBOR.

Details of principal jointly controlled entities are shown in note 35.

17 Associated companies

Group	2004 US$'000	2003 US$'000
Share of net assets	**7,694**	40
Goodwill on acquisition of an associated company	**5,469**	–
	13,163	40
Investments at cost, unlisted	**12,646**	44

The Group's share of profits less losses of these associated companies during the year amounts to US$1,123,000 (2003: share of losses US$1,356,000).

Details of principal associated companies are shown in note 35.

18 Investment securities

Group and company	2004 US$'000	2003 US$'000
Unlisted equity securities	**7,871**	7,336

19 Investments in finance leases

Group	2004 US$'000	2003 US$'000
Gross rental receivable	**7,142**	9,950
Less: gross earnings allocated to future period	**(1,234)**	(955)
	5,908	8,995
Less: amounts due within one year included in trade and other receivables	**(309)**	(457)
	5,599	8,538

The finance leases are receivable in the following years:

	Net investment		Gross earnings		Gross rental	
	2004 US$'000	2003 US$'000	**2004 US$'000**	2003 US$'000	**2004 US$'000**	2003 US$'000
Within one year	**309**	458	**287**	438	**596**	896
In the second to fifth year	**4,085**	8,109	**644**	497	**4,729**	8,606
After the fifth year	**1,514**	428	**303**	20	**1,817**	448
	5,908	8,995	**1,234**	955	**7,142**	9,950

The Group has entered into agreements with its employees whereby certain leasehold property assets of the Group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases.

20 Stocks and work in progress

Group	**2004** **US$'000**	2003 US$'000
Raw materials	**50,958**	61,970
Work in progress	**4,898**	9,355
Finished goods	**60,314**	59,216
	116,170	130,541

At 31st March 2004, no carrying amount of stocks and work in progress are pledged as security for long term bank loans (2003: US$38,923,000).

21 Trade and other receivables

(a) The Group allows an average credit period of 30 to 90 days to its trade customers.

The trade and other receivables included trade receivables balance of US$198,817,000 (2003: US$178,170,000). The ageing analysis of trade receivables was as follows:

Group	**2004** **US$'000**	2003 US$'000
0-60 days	**144,704**	130,019
61-90 days	**39,857**	24,009
Over 90 days	**14,256**	24,142
Total	**198,817**	178,170

(b) Included in trade and other receivables was an advance to the company secretary and the details are as follows:

	31st March **2004** **US$'000**	31st March 2003 US$'000	Maximum outstanding during year US$'000
Yip Chee Lan	–	63	63

The advance was originated in October 1991, bearing interest at 5% per annum and was repayable in a fixed monthly instalments of US$1,747 (HK$13,600). It was fully repaid in March 2004.

(c) At 31st March 2004, no trade receivables (2003: US$25,960,000) are pledged as security for long term bank loans.

22 Other investments

Group	**2004**	2003
	US$'000	US$'000
Unlisted investments	**11,158**	4,202
Listed investments, outside Hong Kong	**106,266**	73,110
Total	**117,424**	77,312

Other investments mainly comprise bonds and floating rate notes. Listed investments are stated at market value as at 31st March 2004.

23 Trade and other payables

The trade and other payables included trade payables balance of US$118,502,000 (2003: US$124,717,000). The ageing analysis of trade payables was as follows:

Group	**2004**	2003
	US$'000	US$'000
0-60 days	**88,740**	94,219
61-90 days	**13,447**	13,821
Over 90 days	**16,315**	16,677
Total	**118,502**	124,717

24 Long term loans

Group	**2004**	2003
	US$'000	US$'000
Loans		
Secured	–	6,477
Unsecured	**3,058**	1,004
	3,058	7,481
Current portion of long term loans	**(137)**	(345)
	2,921	7,136

The analysis of the above is as follows:

	2004	2003
Wholly repayable within five years		
Bank loans	–	5,000
Not wholly repayable within five years		
Other loans	**3,058**	2,481
	3,058	7,481
Current portion of long term loans	**(137)**	(345)
	2,921	7,136

At 31st March 2004, the Group's loans were repayable as follows:

	Bank loans		**Other loans**	
	2004	2003	**2004**	2003
	US$'000	US$'000	**US$'000**	US$'000
Within one year	–	–	**137**	345
In the second year	–	5,000	**146**	336
In the third to fifth year	–	–	**485**	1,325
After the fifth year	–	–	**2,290**	475
	–	5,000	**3,058**	2,481

Other loans not wholly repayable within five years are repayable by instalments starting from February 2002 to October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (2003: 1.5% to 3.7% per annum).

25 Other provisions

Group	Other pension costs US$'000	Sundries US$'000	Total US$'000
At 1st April 2002	9,727	–	9,727
Exchange adjustments	1,975	9	1,984
Reclassification	(396)	396	–
Acquisition through business combinations	1,044	–	1,044
Provisions	3,795	601	4,396
Utilised	(3,780)	(18)	(3,798)
At 1st April 2003	12,365	988	13,353
Exchange adjustments	1,841	–	1,841
Provisions	5,571	–	5,571
Utilised	(3,633)	(988)	(4,621)
At 31st March 2004	**16,144**	–	**16,144**

26 Deferred taxation

Group	2004 US$'000	2003 As restated US$'000
At beginning of year, as previously reported	**16,832**	24,456
Effect of adopting SSAP 12 (revised)	**(3,030)**	(2,426)
At beginning of year, as restated	**13,802**	22,030
Exchange adjustments	**1,159**	1,051
Acquisition through business combinations	–	6,557
Transfer to profit and loss account (note 7)	**(2,323)**	(15,836)
At end of year	**12,638**	13,802

Deferred tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has unrecognised tax losses of US$7,144,000 (2003: US$4,908,000) to carry forward against future taxable income.

26 Deferred taxation *(Cont'd)*

The movement in deferred tax assets / (liabilities) during the year is as follows:

Deferred tax assets / (liabilities)	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Others		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
At beginning of year	**1,951**	6,959	**(13,957)**	(9,080)	**–**	–	**27,168**	21,175	**(1,360)**	2,976	**13,802**	22,030
Exchange adjustments	**43**	217	**(118)**	524	**–**	–	**996**	–	**238**	310	**1,159**	1,051
Credited / (charged) to profit and loss account	**(4,556)**	(5,225)	**(4,942)**	(5,401)	**3,702**	–	**1,199**	(564)	**2,274**	(4,646)	**(2,323)**	(15,836)
Acquisition of subsidiary	**–**	–	**–**	–	**–**	–	**–**	6,557	**–**	–	**–**	6,557
At end of year	**(2,562)**	1,951	**(19,017)**	(13,957)	**3,702**	–	**29,363**	27,168	**1,152**	(1,360)	**12,638**	13,802

	2004	2003 As restated
	US$'000	US$'000
Represented by:		
Deferred tax assets	**33,731**	29,188
Deferred tax liabilities	**(21,093)**	(15,386)
	12,638	13,802

27 Share capital

	2004	2003
	US$'000	US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

Share options granted to employee as at 31st March 2004 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Options held at 01/04/2003	**Options granted during the year**	**Options held at 31/03/2004**	**Subscription price per share** (HK$)	**Date of grant**	**Exercisable from**	**Exercisable until**
100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012
100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012
750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012
750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012
–	150,000	150,000	9.40	10/07/2003	01/07/2005	09/07/2013
–	150,000	150,000	9.40	10/07/2003	01/07/2006	09/07/2013
–	837,500	837,500	9.65	31/07/2003	01/07/2005	30/07/2013
–	837,500	837,500	9.65	31/07/2003	01/07/2006	30/07/2013
–	100,000	100,000	10.70	01/08/2003	01/08/2005	31/07/2013
–	100,000	100,000	10.70	01/08/2003	01/08/2006	31/07/2013
–	100,000	100,000	11.95	06/10/2003	01/10/2005	30/09/2013
–	100,000	100,000	11.95	06/10/2003	01/10/2006	30/09/2013
1,700,000	2,375,000	4,075,000				

No share option was exercised and lapsed during the year.

28 Reserves

Group

	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill) / reserve on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2002								
As previously reported	77,855	15,499	9,184	38,917	(233,885)	(31,157)	673,830	550,243
Effect of adopting SSAP 12 (revised) (Note 1(m))	–	–	–	–	–	–	(2,426)	(2,426)
As restated	77,855	15,499	9,184	38,917	(233,885)	(31,157)	671,404	547,817
Exchange adjustments	–	–	–	–	–	18,162	–	18,162
Revaluation deficit	–	–	(487)	–	–	–	–	(487)
Revaluation surplus realised upon disposal	–	–	(1,988)	–	–	–	–	(1,988)
Profit for the year	–	–	–	–	–	–	149,412	149,412
01/02 Final dividend paid	–	–	–	–	–	–	(34,383)	(34,383)
02/03 Interim dividend paid	–	–	–	–	–	–	(18,840)	(18,840)
At 31st March 2003	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
Final dividend proposed	–	–	–	–	–	–	42,390	42,390
Other	77,855	15,499	6,709	38,917	(233,885)	(12,995)	725,203	617,303
At 31st March 2003	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
Company and subsidiaries	77,855	15,499	6,709	38,917	(233,885)	(12,995)	769,335	661,435
Jointly controlled entities	–	–	–	–	–	–	(1,742)	(1,742)
At 31st March 2003	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693

28 Reserves *(Cont'd)*

Group

	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill) / reserve on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2003								
As previously reported	77,855	15,499	6,709	38,917	(233,885)	(12,995)	770,623	662,723
Effect of adopting SSAP 12 (revised) (Note 1(m))	–	–	–	–	–	–	(3,030)	(3,030)
As restated	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	659,693
Exchange adjustments	–	–	–	–	–	13,993	–	13,993
Revaluation surplus	–	–	1,763	–	–	–	–	1,763
Revaluation surplus realised upon disposal	–	–	(249)	–	–	–	–	(249)
Profit for the year	–	–	–	–	–	–	116,577	116,577
02/03 Final dividend paid	–	–	–	–	–	–	(42,390)	(42,390)
03/04 Interim dividend paid	–	–	–	–	–	–	(21,195)	(21,195)
At 31st March 2004	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**998**	**820,585**	**728,192**
Final dividend proposed	–	–	–	–	–	–	42,390	42,390
Other	77,855	15,499	8,223	38,917	(233,885)	998	778,195	685,802
At 31st March 2004	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**998**	**820,585**	**728,192**
Company and subsidiaries	77,855	15,499	8,223	38,917	(233,885)	998	816,837	724,444
Jointly controlled entities	–	–	–	–	–	–	3,239	3,239
Associated companies	–	–	–	–	–	–	509	509
At 31st March 2004	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**998**	**820,585**	**728,192**

28 Reserves *(Cont'd)*

Company	Share premium US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2002	77,855	95,273	373,860	546,988
Profit for the year	–	–	105,527	105,527
Dividends	–	–	(53,223)	(53,223)
At 31st March 2003	77,855	95,273	426,164	599,292
Profit for the year	–	–	4,369	4,369
Dividends	–	–	(63,585)	(63,585)
At 31st March 2004	**77,855**	**95,273**	**366,948**	**540,076**
Final dividend proposed	–	–	42,390	42,390
Other	77,855	95,273	324,558	497,686
At 31st March 2004	**77,855**	**95,273**	**366,948**	**540,076**
Final dividend proposed	–	–	42,390	42,390
Other	77,855	95,273	383,774	556,902
At 31st March 2003	77,855	95,273	426,164	599,292

Distributable reserves of the Company at 31st March 2004 amounted to US$462,221,000 (2003: US$521,437,000).

29 Contingent liabilities

(a)	Group		Company	
	2004 US$'000	2003 US$'000	**2004 US$'000**	2003 US$'000
Discounted bills with recourse	**258**	1,554	–	–
Guarantee for credit facilities granted to subsidiaries	–	–	**23,103**	23,103
	258	1,554	**23,103**	23,103

(b) The Company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting to US$1,966,000 (2003: US$2,291,000).

29 Contingent liabilities *(Cont'd)*

(c) In August 2001, a claim for damages was made against a subsidiary of the Group and over ten other third party defendants (including, inter alia, United Technologies Corporation and Lear Corporation Automotive Systems) for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA. This facility was part of the acquisition of the former Electric Motor Systems business ("EMS"), a sub-division of UT Automotive, Inc. purchased by Lear Corporation from United Technologies Corporation in May 1999. The Group purchased EMS from Lear in June 1999 and closed down the said facility in November 2001. No amount of damages was specified in the complaint. The defendants removed the case from the Lowndes County Circuit Court in Mississippi to the United States District Court for the Northern District of Mississippi, Eastern Division (the "District Court"). The plaintiffs filed a motion to remand the case. On 26th August 2002, the District Court remanded the case to the Lowndes County Circuit Court. Since remand, the parties have been engaged in merits discovery.

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raised allegations similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In January 2004, four new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These new complaints name the same subsidiary as in the above-described lawsuits and also Johnson Electric Holdings Limited, who intends to contest personal jurisdiction in these actions.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over Johnson Electric Holdings Limited in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because this litigation is in its formative stages, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

30 Commitments

(a) CAPITAL COMMITMENTS

Group	2004 US$'000	2003 US$'000
Capital commitments for properties, plant and equipment		
Authorised but not contracted for	**4,876**	3,847
Contracted but not provided for	**10,494**	8,248
	15,370	12,095

(b) OPERATING LEASE COMMITMENTS

(i) At 31st March 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2004		2003	
	Land and buildings US$'000	**Others US$'000**	Land and buildings US$'000	Others US$'000
Not later than one year	**2,682**	**169**	2,176	8
Later than one year and not later than five years	**5,877**	**279**	5,223	18
Later than five years	**7,494**	**–**	2,222	–
	16,053	**448**	9,621	26

(ii) At 31st March 2004, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2004 US$'000	2003 US$'000
Not later than one year	**1,045**	914
Later than one year and not later than five years	**649**	841
	1,694	1,755

31 Consolidated cash flow statement

(a) RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2004 US$'000	2003 US$'000
Profit before taxation	**134,533**	174,202
Share of profits less losses of jointly controlled entities / associated companies	**(6,295)**	720
Depreciation charges	**43,124**	36,145
Amortisation of intangible assets	**2,736**	3,225
Loss on sale of properties, plant and equipment	**2,588**	2,721
Provision for assets impairment	**10,794**	–
Net interest income	**(1,905)**	(1,477)
Gross earnings from investments in finance leases	**(227)**	(414)
Net realised and unrealised loss on other investments and investment securities	**276**	1,513
Exchange translation differences	**6,512**	11,673
Decrease / (increase) in stocks and work in progress	**15,781**	(34,596)
(Increase) / decrease in trade and other receivables	**(15,526)**	2,209
Increase / (decrease) in trade and other payables and other provisions	**4,819**	(14,391)
Cash generated from operations	**197,210**	181,530
Interest paid	**(233)**	(883)
Tax paid	**(12,587)**	(14,733)
Net cash inflow from operating activities	**184,390**	165,914

31 Consolidated cash flow statement *(Cont'd)*

(b) ACQUISITION THROUGH BUSINESS COMBINATIONS

	2004	2003
	US$'000	US$'000
Net assets acquired		
Intangible assets	**–**	4,045
Properties, plant and equipment	**12,719**	10,797
Deferred tax assets	**–**	6,557
Stocks and work in progress	**1,410**	7,463
Trade and other receivables	**668**	21,684
Bank balances and cash / (bank loans and overdraft)	**2,827**	(13,349)
Trade and other payables	**(1,262)**	(31,079)
Shareholders loan	**(15,000)**	–
	1,362	6,118
Interest in jointly controlled entities previously accounted for	**269**	(3,111)
	1,631	3,007
Negative goodwill (note 13)	**(645)**	(2,145)
	986	862
Satisfied by		
Cash	**986**	862

31 Consolidated cash flow statement *(Cont'd)*

(c) ANALYSIS OF THE NET OUTFLOW IN RESPECT OF THE ACQUISITION THROUGH BUSINESS COMBINATIONS

	2004	2003
	US$'000	US$'000
Cash consideration	**986**	862
Loan repayment	**7,500**	–
(Bank balances and cash) / bank loans and overdraft acquired	**(2,827)**	13,349
Net cash outflow in respect of the acquisition through business combinations	**5,659**	14,211

32 Significant subsequent events

Johnson Electric Holdings Limited has entered into agreements on 26th April 2004 to acquire the remaining 51 percent of Nihon Mini Motor Co. Ltd., an associated company from Mitsubishi Materials Corporation and other minority shareholders for approximately US$14.2 million.

33 Comparative figures

Certain comparative figures have been adjusted or extended to conform with revised SSAP 12 "Income taxes" issued by HKSA which was adopted by the Group during the financial year.

34 Approval of accounts

The accounts were approved by the directors on 7th June 2004.

35 Principal subsidiaries, jointly controlled entities and associated companies

The following list contains particulars of subsidiaries, jointly controlled entities and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Bloor Company Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Brushless Technology Motor S.r.l.	Manufacturing	Italy	EUR20,000,000	–	100%
Crown Trend Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Delta Success Electric Company Limited	Investment holding	Malaysia	1 share of US$1 each	–	100%
Deyang Lianzhou Electric Ltd.	Manufacturing	China	US$480,000	–	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL383,166.66	–	100%
Gate Deutschland GmbH	Manufacturing	Germany	DM100,000	–	100%
Gate Espana Automocion, S.A.	Manufacturing	Spain	PTS25,000,000	–	100%
Gate France S.A.	Manufacturing	France	FFR2,500,000	–	99.98%
Gate S.r.l.	Manufacturing	Italy	5,000,000 shares of ITL1,000 each	–	100%
Gate U.K. Ltd.	Manufacturing	United Kingdom	GBP50,000	–	100%
Gatebrook International Capital Management Hungary Limited Liability Company	Financing activities	Hungary	US$91,000	–	100%
Gatebrook Ltd.	Investment holding	Cyprus	CYP10,000	–	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	–
Guiyang Deguang Electric Co Ltd.	Manufacturing	China	US$200,000	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Hwa Sun Electric Company Ltd.	Subcontractor	Hong Kong	10,000 shares of HK$1 each	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	ITL63,400,000	–	100%
JEA Limited	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–

35 Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,246,590 shares of 1 Peso each	–	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd.	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	–	100%
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales & marketing	Italy	EUR10,000	–	100%
Johnson Electric (Nanjing) Co., Ltd.	Manufacturing	China	US$1,500,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%
Johnson Electric S.A.	Research and development	Switzerland	500 shares of SFR1,000 each	–	100%
Johnson Electric (Shanghai) Ltd.	Sales & marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co. Ltd.	Manufacturing	China	HK$30,000,000	100%	–
Johnson Electric (Suzhou) Ltd.	Manufacturing	China	US$3,089,261	–	100%
Johnson Electric Trading Ltd.	Trading	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric World Trade Ltd.	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Main Country Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	–	100%
Manufactura de Motores Argentinos S.r.l.	Manufacturing	Argentina	Peso3,880,000	–	100%

35 Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Nanjing Hop Keung Industrial Co. Ltd.	Manufacturing	China	US$2,500,000	–	100%
Nison Trading Ltd.	Trading	Malaysia	1,000 share of US$1 each	–	100%
Sun View Group (Denmark) ApS	Investment holding	Denmark	DKK2,912,000 distributed on shares of DKK1,000 or multiples	–	100%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Unicorn (France) SAS	Sales and marketing	France	1,910 shares of EUR20 each	–	100%
Nidec Johnson Electric (Hong Kong) Ltd.	Investment holding	Hong Kong	11,200,000 shares of US$1 each	100%	–
Nidec Johnson Electric (Malaysia) Ltd.	Manufacturing	Malaysia	1 share of US$1 each	–	100%
JOINTLY CONTROLLED ENTITIES					
Shanghai Ri Yong-JEA Gate Electric Co., Ltd.	Manufacturing	China	US$17,000,000	–	50%
ASSOCIATED COMPANIES					
FG Microdesign S.r.l.	Manufacturing	Italy	ITL100,000,000	–	40%
Nihon Mini Motor Co. Ltd.	Manufacturing	Japan	JPY330,000,000	–	49%

JOHNSON ELECTRIC GROUP
TEN-YEAR SUMMARY

	1995	1996	1997
	US$'000	US$'000	US$'000
Consolidated Profit and Loss Account			
Turnover	250,667	284,151	335,906
Profit from consolidated activities	47,433	37,666	60,006
Exceptional item	–	(1,799)	–
Profit before taxation	47,433	35,867	60,006
Taxation#	(3,731)	(371)	(3,585)
Minority interests	–	–	–
Profit attributable to shareholders	43,702	35,496	56,421
Consolidated Balance Sheet			
Intangibles	–	–	–
Properties, plant and equipment	164,382	213,085	197,351
Jointly controlled entities	–	–	–
Associated companies	–	–	–
Investment securities	13,520	3,343	3,782
Investment in finance leases	17,594	28,114	31,970
Deposit for property acquisition	8,256	–	–
Deferred tax assets#	–	–	–
Net current assets	338,575	314,704	213,786
Employment of funds	542,327	559,246	446,889
Share capital	4,919	4,919	4,938
Reserves#	345,683	368,982	412,797
Proposed dividends	8,362	8,361	9,382
Shareholders' funds	358,964	382,262	427,117
Convertible bonds	149,514	149,513	–
Long term loans / other provisions	23,910	14,960	8,000
Deferred tax liabilities#	9,932	12,012	11,772
Minority interests	7	499	–
Funds employed	542,327	559,246	446,889
Basic earnings per share (US cents) * #	1.20	0.98	1.55
Fully diluted earnings per share (US cents) #	N/A	N/A	N/A
Dividend per share (US cents)	3.2	3.2	3.5
Shareholders' funds per share (US cents) * #	9.8	10.4	11.6

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*
\# *Restated to reflect the adoption of SSAP 12 (revised) "Income Taxes" issued by the HKSA*

1998	1999	2000	2001	2002	2003	**2004**
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
362,771	367,557	677,144	790,190	773,660	955,339	**1,050,707**
88,159	111,207	155,268	136,171	125,936	174,202	**134,533**
–	–	–	–	–	–	–
88,159	111,207	155,268	136,171	125,936	174,202	**134,533**
(7,312)	(5,560)	(22,172)	9,431	(15,289)	(24,788)	**(17,956)**
–	–	(9)	(2)	(2)	(2)	–
80,847	105,647	133,087	145,600	110,645	149,412	**116,577**
–	–	–	–	22,583	22,421	**20,074**
185,692	180,277	246,724	234,287	235,031	248,501	**256,952**
–	–	11,668	19,506	18,439	18,882	**16,104**
–	–	9,172	7,361	3,709	40	**13,163**
4,793	5,770	7,641	11,136	9,480	7,336	**7,871**
35,038	33,188	27,901	20,522	13,844	8,538	**5,599**
–	–	–	–	–	–	–
–	–	3,116	28,513	32,778	29,188	**33,731**
272,967	358,787	139,141	207,156	246,454	366,591	**420,786**
498,490	578,022	445,363	528,481	582,318	701,497	**774,280**
5,925	5,925	5,925	5,925	5,925	5,925	**5,925**
461,522	525,540	376,761	459,001	513,434	617,303	**685,802**
14,814	29,627	33,620	34,383	34,383	42,390	**42,390**
482,261	561,092	416,306	499,309	553,742	665,618	**734,117**
–	–	–	–	–	–	–
3,999	3,000	16,884	18,243	17,823	20,489	**19,065**
12,230	13,930	12,168	10,924	10,748	15,386	**21,093**
–	–	5	5	5	4	**5**
498,490	578,022	445,363	528,481	582,318	701,497	**774,280**
2.20	2.88	3.62	3.96	3.01	4.07	**3.17**
N/A	N/A	N/A	N/A	N/A	4.07	**3.17**
4.5	4.5	4.9	1.3	1.3	1.7	**1.7**
13.1	15.3	11.3	13.6	15.1	18.1	**20.0**

Excellence in *motors*
since 1959